ALTERA®


13001542

Annual Report 2012



Letter to Shareholders

Corporate Profile

Altera Corporation, The Programmable Solutions Company®, is a world leader in programmable logic devices (PLDs). Altera® PLDs are standard integrated circuits that allow customers to program and personalize the application of the chip to provide market differentiation. Altera serves over 12,500 customers in four primary market segments: Telecom and Wireless, Industrial Automation, Military and Auto, Networking, Computer and Storage and Other

Although a slow-growth global economy and muted demand across many of our vertical markets led to disappointing revenue, 2012 was a year of significant progress for us on many fronts. Our 40 nm field-programmable gate arrays (FPGAs), where we are the market-share leader, became our best selling products and will remain our largest growth driver for the near term. We are now successfully shipping all of our next-generation 28 nm device families and estimate our market share at this node to exceed 60 percent. These results give us confidence that we will gain FPGA share in the years ahead, and that, on average, Altera can grow at twice the rate of the semiconductor industry. Our business model aims for operating margins in the high 30 percent range, and while cyclical sales softness pressured operating margins in 2012, we not only remain the most profitable programmable logic company but are once again among the most profitable companies in the semiconductor industry.

2012 revenues were $1.78 billion, down 14 percent from the prior year. As a fabless semiconductor company, our gross margin, at 70 percent, was little changed from prior years despite lower revenues. We delivered operating margins of 33 percent and net income of $557 million, $1.72 per diluted share. Cash flow from operations was $587 million. We remain committed to a growing dividend and this year once again increased our payout rate, which is now twice the level of two years ago. At the same time, we increased our share repurchase activity and bought $229 million in Altera® shares. At year-end, our cash and investments grew to $3.7 billion.

Displacing fixed-function chips remains at the center of our growth strategy. Two reinforcing secular trends favor FPGAs as Altera pursues what we estimate to be a $57 billion addressable market currently served by fixed-function application-specific integrated circuits (ASICs), application-specific standard products (ASSPs), and embedded microprocessor devices.

The first trend is the substantial and inescapable escalation in design costs at each new process node—costs that fewer and fewer fixed-function chips can justify. In contrast, a single programmable FPGA can support thousands of applications across many vertical markets, collectively generating the high volume that justifies the aggressive use of more costly leading-edge process nodes. These rising costs create a tipping point where, except for very high-volume applications, customers increasingly turn to advanced-node FPGAs and away from fixed-function chip alternatives.

FPGAs also benefit as the semiconductor industry seeks to incorporate more functionality into individual chips, an emerging trend we call "silicon convergence." While still retaining the appeal of a flexible FPGA, we can deliver greater integration by incorporating widely used fixed functions along with our flexible FPGA fabric, which allows us to capture more silicon value as a system is being designed. Delivered in 2012, our first SoC FPGAs offer an excellent example of silicon convergence. These new devices incorporate the popular dual-core ARM® processor into our mid-range and low-cost FPGAs, giving us a strong portfolio as we seek to displace traditional embedded processor solutions. Our approach has led to market-expanding design wins this year in a large number of communications, industrial and automotive companies. We will offer even more of this embedded functionality in our next-generation FPGAs, as we believe this technology can be a major growth driver.

Financial Highlights

Five years ended December 31, 2012

(In thousands, except per share amounts)	2012	2011	2010	2009	2008
Net sales	$ 1,783,035	$ 2,064,475	$ 1,954,426	$ 1,195,413	$ 1,367,224
Cash flow from operating activities	$ 587,214	$ 959,600	$ 856,695	$ 372,706	$ 449,266
Net income	$ 556,807	$ 770,711	$ 782,884	$ 251,062	$ 359,651
Diluted net income per share	$ 1.72	$ 2.35	$ 2.49	$ 0.84	$ 1.18
Cash and investments	$ 3,722,343	$ 3,511,188	$ 2,765,196	$ 1,546,672	$ 1,216,743
Stockholders' equity	$ 3,333,447	$ 2,993,896	$ 2,323,652	$ 1,085,336	$ 799,877

In another example of silicon convergence, we utilize an FPGA's software-programmed flexible logic fabric to develop market-specific functionality. These software-enabled solutions integrate complex intellectual property cores at much lower development costs than a fixed function chip. More importantly, these chips still deliver sufficient FPGA resources for customers to incorporate their own proprietary chip designs. This hybrid approach has secured major designs wins in the past few months in optical transport network, cable and microwave communication applications that will generate market-expanding revenue for Altera.

We are deeply engaged in the development of our next-node products. The first of these, to be introduced in 2013, will use traditional 20 nm planar transistors and will be followed by our first use of FinFET transistor technology. FinFET transistors use a new transistor structure to provide more performance and lower power than the traditional planar transistor. During 2012, we were the first to develop test chips using TSMC's chip-on-wafer-on-substrate (CoWoS) technology, giving us the ability to combine several chips, including an FPGA, in a common package. This technology opens the door to a wide variety of differentiated system solutions with levels of performance higher than previously possible. These technology innovations will increase the FPGA value proposition and accelerate fixed-function chip displacement in the years ahead.

Nearly 30 years ago, Altera's founders formed a new company with an alternative, "alterable" approach to chip design, giving customers greater control, lower development cost, faster time to market, and more flexibility than traditional fixed-function chip design methodologies. This programmable approach has gained wide favor and usefulness over time, giving Altera an unusually robust growth opportunity and a sustainable business model with top-tier profitability. We continue to build an organization and culture that drives innovation and increases shareholder value. We are proud of what we have accomplished in 2012 and remain deeply enthused about the opportunity ahead of us.



John P. Daane
Chairman, President, and Chief Executive Officer

This letter uses the term "operating margin," which we define as gross margin less R&D and SG&A expenses. This treatment differs from income from operations as defined by U.S. Generally Accepted Accounting Principles, as it excludes the effect of compensation associated with deferred compensation plan obligations. Since the effect of compensation associated with our deferred compensation plan is offset by losses (gains) from related securities, we believe this presentation provides a more meaningful representation of our ongoing operating performance. Income from operations (GAAP) in 2012 was $591.2 million. We experienced a $7.1 million compensation expense associated with our deferred compensation plan, resulting in a $598.3 million operating margin (non-GAAP), 34 percent of sales.

This letter contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon information available to us as of the date of this letter. These statements include, without limitation, statements regarding the continued strength of our 40 nm FPGA sales, any projected increase our FPGA market share and our growth rate relative to the semiconductor industry as a whole, the ability of the integration of embedded processors and intellectual property cores in our next generation FPGAs to drive revenue growth, the product introduction schedule for our 20 nm FPGAs and FinFET transistor technology, and our ability to outgrow ASICS in our served markets. Readers are cautioned that all forward-looking statements in this letter involve risks and uncertainty that can cause actual results to differ from those currently anticipated, due to a number of factors, including without limitation, changes in economic conditions, customer business environment, market acceptance of the company's products, product introduction schedules, the rate of growth of the company's new products as well as our ability to control cost of goods sold and operating expense, and other risk factors discussed in Item 1A: Risk Factors of our Annual Report on Form 10-K, as well as other documents filed by Altera with the Securities and Exchange Commission (SEC) from time to time. Copies of Altera's SEC filings are posted on the company's web site and are available from Altera without charge. Except as required by law, Altera undertakes no obligation to update its forward-looking statements to reflect future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

[x] **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2012
or

[ ] **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _________ to _________
Commission File Number: 0-16617

ALTERA CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**77-0016691**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
101 Innovation Drive, San Jose, California	**95134**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code:
(408) 544-7000

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 par value per share
(Title of Class)
Name of Each Exchange on which registered:
The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [x] No [ ]
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [x]
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [x] No [ ]
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]
The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $10,801,100,336 as of June 29, 2012, based upon the closing sale price on the NASDAQ Global Select Market for that date. For purposes of this disclosure, shares of common stock held by executive officers and directors of the registrant have been excluded because such persons may be deemed affiliates. This determination is not necessarily conclusive. There were 319,752,460 shares of the registrant's common stock, $0.001 par value per share, issued and outstanding as of January 31, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2013 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table Of Contents

FORWARD-LOOKING STATEMENTS

This report and certain information incorporated herein by reference contains forward-looking statements, which are provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally written in the future tense and/or are preceded by words such as "will," "may," "should," "could," "expect," "suggest," "believe," "anticipate," "intend," "plan," or other similar words. Examples of forward-looking statements include statements regarding:

- *the growth prospects of the semiconductor industry and PLD market, including the FPGA sub-segment (see "Item 1: Business - Strategy and Competition" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *trends in our future sales, including our opportunities for growth by displacing ASICs, ASSPs and other fixed function chip alternatives (see "Item 1: Business - Strategy and Competition", "Item 1: Business - Secular Trends Favoring PLDs: Tipping Point Economics and Silicon Convergence", "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview" and "Item 7: Management's Discussion and Analysis of Financial Conditions and Results of Operations - Results of Operations");*
- *the commercial success of our new products (see "Item 1: Business - Strategy and Competition" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *our market share in relation to competitors (see "Item 1: Business - Strategy and Competition" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *the development trend of the "process technology gap"(see "Item 1: Business - Secular Trends Favoring PLDs: Tipping Point Economics and Silicon Convergence");*
- *the analysis that our new product families are more "silicon convergence-friendly" (see "Item 1: Business - Strategy and Competition");*
- *our plan to continue making purchases under the stock purchase program (see "Item 5: Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities");*
- *the opportunities to further expand our position outside of the United States (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *the growth opportunity offered by our recent and future embedded processor solutions (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *our research and development costs and efforts related to the development of new products (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations");*
- *the timing of shipments of our newer FPGA families (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *projections regarding if and when certain product sales may peak or decline (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview");*
- *our gross margins and factors that affect gross margins (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations");*
- *our provision for tax liabilities and other critical accounting estimates (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates");*
- *the sufficiency of our currently available sources of funds (see "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity, Credit Facility and Capital Resources");*
- *our exposure to market risks related to changes in interest rates, equity prices and foreign currency exchange rates (see "Item 7A: Quantitative and Qualitative Disclosure About Market Risk"); and*
- *future payments required pursuant to other agreements and commitments (see "Item 3: Legal Proceedings", "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations" and "Note 10: Commitments and Contingencies" and "Note 14: Income Taxes" to our consolidated financial statements).*

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The forward-looking statements contained in this report are based on information currently available to us and expectations and assumptions that we deem reasonable at the time the statements were made. We do not undertake any obligation to update any forward-looking statements in this report or in any of our other communications, except as required by law. All such forward-looking statements should be read as of the time the statements were made and with the recognition that these forward-looking statements may not be complete or accurate at a later date.

Many factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this report. These factors include, but are not limited to, those risks set forth in Item 1A: Risk Factors under Part I of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS.

Founded in 1983, Altera Corporation is a global semiconductor company, serving over 12,500 customers within the Telecom and Wireless, Industrial Automation, Military and Automotive, Networking, Computer and Storage, and Other vertical markets. The Other vertical market includes sub-markets of broadcast, consumer, medical and test. Our headquarters facility is located at 101 Innovation Drive, San Jose, California 95134, and our website is www.altera.com. Our common stock trades on the NASDAQ Global Select Market under the symbol ALTR.

Altera designs, manufactures, and markets a variety of products:

- *Programmable logic devices ("PLDs"),* which consist of field-programmable gate arrays ("FPGAs"), including those that incorporate embedded processors, and complex programmable logic devices ("CPLDs"), are standard semiconductor integrated circuits, or chips, that our customers program to perform desired logic functions in their electronic systems.
- *HardCopy® application-specific integrated circuits ("ASICs")* transition customer designs from high-density FPGAs to low-cost non-programmable implementations for volume production. HardCopy ASICs deliver performance that can be an alternative to traditional ASICs, but with reduced development costs and shorter production lead times.
- Pre-defined design building blocks, known as *intellectual property ("IP") cores*, can be licensed by customers to add standard functions to their PLD designs.
- Proprietary *development software,* which operates on personal computers and engineering workstations, is used by customers to develop, compile, and verify their designs, and then program their designs into our PLDs.

We were one of the first suppliers of complementary metal oxide semiconductor ("CMOS") PLDs and are currently a global leader in this market. Our broad range of PLDs offers unique features as well as differing densities and performance specifications, and serves a wide range of customers.

An overview of typical PLD applications within these markets is shown in the table below.

VERTICAL MARKET	SUB-VERTICAL MARKET	APPLICATION/PRODUCT
TELECOM AND WIRELESS	TELECOM	• Transmission
		• Access
	WIRELESS	• Cellular infrastructure
		• Wireless local area networks ("LANs")
		• Microwave
INDUSTRIAL AUTOMATION, MILITARY AND AUTOMOTIVE	INDUSTRIAL AUTOMATION	• Process control
		• Security/energy
		• Safety
	MILITARY	• Secure communications
		• Radar
		• Intelligence
	AUTOMOTIVE	• Driver assistance
		• Infotainment
NETWORKING, COMPUTER AND STORAGE	NETWORKING	• Routers
		• Switches
	COMPUTER	• Servers
		• Mainframes
	STORAGE	• Solid state drive ("SSD") and redundant array of independent disks ("RAIDs") storage systems
		• Storage area networks ("SANs")
	OFFICE AUTOMATION	• Copiers
		• Printers
OTHER	BROADCAST	• Studio
		• Audio/video
	CONSUMER	• Set-top decoder boxes
		• High definition television ("HDTV")
	MEDICAL	• Diagnostic imaging
	TEST	• Semiconductor
		• Communications

Basic System Design and Implementation

Most electronic systems use three types of digital integrated circuits:

- *Processors*, which include microprocessors, microcontrollers, and digital signal processors, control central computing tasks and signal processing.
- *Memory* stores programming instructions and data.
- *Logic* manages the interchange and manipulation of digital signals within a system.

System designers typically use standard architectures to meet their processor and memory needs. System differentiation may be realized through the development of software algorithms that are executed by a processor, as well as specialized hardware that has been designed into the logic circuits.

Most applications use one or more of the following types of devices to implement designs:

- *ASICs* - Often referred to as standard cells, ASICs are manufactured with custom designs created by the customer. An ASIC is developed with custom logic targeted to a specific end application. An ASIC may also include licensed microprocessor and memory cores which may allow limited software programmability through the modification of software algorithms that are executed on the microprocessor. Each ASIC has a targeted function used by a single customer in a single application.

- *Application-specific standard products ("ASSPs")* - ASSPs are standard devices that utilize a development methodology that is similar to an ASIC. However, in contrast to an ASIC, which is built for a single customer, an ASSP is built for a specific type of application targeted to a small number of customers. ASSPs are sometimes described as ASICs developed for multiple customers.

- PLDs - Unlike ASICs and ASSPs, PLDs are standard products that can be customized for a wide range of applications. While originally developed for logic implementation, more recent PLD architectures have evolved to include various memory, digital signal processing ("DSP"), embedded microprocessor and even analog functionality. PLDs are typically sold to hundreds or thousands of customers. This flexibility offers many advantages, including simple design changes, shorter design cycles, and lower development costs.

PLDs vs. ASICs and ASSPs

In a broad sense, PLDs, ASICs and ASSPs compete with each other as they may be used in the same types of applications in electronic systems. However, differences in cost, performance, density, flexibility, ease-of-use, and time-to-market dictate how much they directly compete for particular applications. The table below summarizes key characteristics of ASICs, ASSPs, and PLDs.

	ASIC	**ASSP**	**PLD**
CUSTOMIZABLE	Yes, by chip fabrication facility	No	Yes, by end user
ERASABILITY/REPROGRAMMABILITY	No	No	Yes
RELATIVE TIME TO MARKET	Slow	Immediate	Fast
RELATIVE UNIT COST	Low	Moderate	Moderate to high
CUSTOMER'S DEVELOPMENT COST	High	Low	Moderate
FIELD UPGRADABILITY	No	No	Yes

In contrast to ASICs, PLD designs are programmed directly into the PLD. This means that the PLD is fully functional and verified when the design is completed, avoiding the lengthy and complex cycles required to verify and fabricate ASICs. This user programmability allows PLD customers to test and revise their designs quickly and with minimal development cost. In addition to these ease-of-use and time-to-market advantages, PLDs can be upgraded in the field, which allows customers to modify the PLD design after the electronic system has been shipped.

Customers use ASSPs when they need specific fixed functions with little differentiation, for example when implementing certain electronic industry standards. However, ASSPs have highly targeted functionality, which limits the range of applications they can address. In contrast to ASSPs, PLD flexibility allows customers to define functionality to suit their needs, rather than restrict their system architecture based on ASSP manufacturer specifications. Furthermore, PLD designers can add IP design blocks to execute standardized functions otherwise performed by ASSPs.

These design flexibility advantages historically resulted in a relatively high unit cost for PLDs. Programmability required a larger die size, which typically translated into a higher per-unit cost when compared with ASICs or ASSPs manufactured using the same process technology. As a result, unit volume for PLDs was typically lower than for ASICs or ASSPs. In addition to driving higher cost, the larger die area caused by programmable circuitry also had disadvantages in terms of performance and power consumption for PLDs when compared with ASICs or ASSPs manufactured using the same process technology.

Secular Trends Favoring PLDs: Tipping Point Economics and Silicon Convergence

While PLDs carry the burden of extra die area needed for programmability, the advantages of advanced process technology favor PLDs over ASICs and ASSPs. Because of defect density, semiconductor cost follows an exponential relationship with respect to die area. As a result, when process technology becomes more advanced, the larger die area of a PLD shrinks more aggressively than the smaller die area of an ASIC or ASSP. Furthermore, as chip manufacturing becomes more advanced, the total cost of chip development increases, reducing the cost advantage of ASICs and ASSPs. As a result, some ASIC and ASSP suppliers choose to use non-leading-edge process technology for new designs to reduce costs. For our most current designs, PLD process technology is typically two or three process generations more advanced than competing ASIC and ASSP process technology. Thus, the die size difference between PLDs versus ASICs and ASSPs has decreased in recent years due to the fact that PLDs are being manufactured on more advanced process technology. We believe this has brought us to a "tipping point" with respect to our opportunity to displace ASICs and ASSPs. It is no longer technologically feasible for ASIC and ASSP suppliers to continue to use old process generations for technically advanced systems, and, at the same time, it is not economically feasible for them to use new generations of technology for low and mid-range volume applications. The "process technology gap" between PLDs and ASIC and ASSP alternatives will increase over time and, when combined with the traditional PLD advantages of greater flexibility, lower development cost and faster time-to-market, should drive the accelerated adoption of PLDs in the years ahead.

In order to compete effectively in their end markets, developers of electronic systems continuously seek ways to improve system performance, lower power consumption and reduce system cost. As a result, system engineers evaluate different semiconductor alternatives in order to find the optimum solution for each sub-system, which must then be interconnected with all other sub-systems while remaining in compliance with the technical and commercial specifications of the overall system. In reaction to the needs of system developers, state-of-the-art semiconductor design has moved increasingly toward silicon convergence, or the combination of multiple semiconductor types including processors, analog devices, and memories, into a single device. Silicon convergence allows for a reduction in the number of devices in a single system, the delay caused by chip-to-chip connectivity, and the amount of I/O switching power consumed. Silicon convergence is facilitated through the licensing of standard architectures for microprocessors and memories. Once licensed, the microprocessors and memory cores may be combined with additional circuitry and custom logic into a single integrated circuit.

We believe that innovations in PLD architecture and PLD development tools have also contributed to the increasing use of PLDs over ASICs and ASSPs. Newer PLD capabilities, such as high speed transceivers, embedded DSP and embedded microprocessors are helping PLDs become more "silicon convergence-friendly," thereby allowing electronics engineers to use PLDs to meet increasingly complex system requirements for performance, power consumption and cost. Furthermore, licensed IP cores for microprocessors and memory are commercially available but licensed cores for PLDs are not generally available. As a result, with the increasing trend towards silicon convergence, the impact of "tipping point" economics and the ever-increasing need for programmability within an electronic system, we believe that customers will increasingly turn to PLD suppliers for not only logic functionality, but also for system integration, in both prototyping and production quantities.

Strategy and Competition

Our greatest growth opportunity is in the displacement of ASICs and ASSPs in the development of next generation electronic systems. We believe that the fundamental benefits of programmability, combined with the secular trends related to semiconductor economics and the tipping point, and the movement toward silicon convergence, favors the use of PLDs over alternative semiconductors including ASICs and ASSPs. Our strategy in recent years has not only been to add more prototyping customers, but more importantly, to use cost-optimized products to increase our penetration into higher-volume applications and end markets.

PLD vendors have innovated and used the most advanced process technology to rapidly reduce PLD cost structure and power consumption while increasing device speed and density. This makes programmable logic an increasingly competitive alternative to ASICs and ASSPs and will likely increase the use of PLDs. In addition, the ability to quickly and efficiently integrate system-level IP within a PLD not only provides advantages relative to ASICs and ASSPs, but it also allows the displacement of other semiconductor products, including embedded processors, digital signal processors and microcontrollers.

To capture a larger share of the chips purchased by our customers, we focus on providing the most advanced programmable solutions:

- PLDs with tailored architectures to provide the speed, density, low power consumption, embedded processor integration, functionality and package types to meet customer needs
- PLDs optimized for low-cost and high-volume applications, including PLDs containing hard, embedded processors

- HardCopy ASICs to enable our customers to move easily from our largest PLDs to a low-cost ASIC
- Optimized, pre-verified system-level IP cores to speed the design process
- State-of-the-art development tools that offer low cost, ease of use, and compatibility with other industry-standard electronic design automation ("EDA") tools in traditional software programming envrironments (C-code) and hardware programming environments (hardware description language, or HDL)
- A complete customer support system

Not only do we compete with other PLD vendors such as Lattice Semiconductor Corporation, Microsemi Corporation, and Xilinx Inc., but we may also encounter a variety of other semiconductor vendors during a given customer engagement. Semiconductor companies with whom we may compete include Analog Devices Inc., Applied Micro Circuits Corporation, Broadcom Corporation, Freescale Semiconductor Inc., IBM, Intel Corporation, LSI Corporation, Marvell Technology Group, Ltd., Microchip Technology Inc., NEC Corporation, Nvidia Corporation, PMC-Sierra Inc., ST Microelectronics, Texas Instruments Inc., Toshiba Semiconductor Company and Vitesse Semiconductor Corporation.

Within the PLD market, there are two distinct sub-segments, CPLDs and FPGAs, which comprise the majority of revenues but, due to product differences, usually do not compete directly for the same customer designs. FPGAs typically incorporate far greater logic capacity and system features, such as high-speed transceivers and embedded processors, than CPLDs. The FPGA market has outgrown the CPLD market over the last several years. FPGAs now account for approximately 84% of total PLD sales and are expected to continue to be the fastest growing segment of the PLD market. Based on our estimates, we believe that our share of the FPGA market increased from 33% in 2007 to 39% in 2012, and that maintaining or increasing our FPGA market share is important to our long-term growth.

Competition is most intense in the "design-win" phase of the customer's design, when customers select products for use in their systems. Because each vendor's products are proprietary, "drop-in replacement" devices are not available and the cost of switching to a different vendor's products after a system has been designed and prototyped is very high. Therefore, customers rarely switch vendors after the initial selection for a particular design. From the time a design win is secured, it can be two or more years before the customer starts volume purchases of selected devices. The selection may take place relatively early in the design process, but it may take several years to complete system design, build prototypes, sample the marketplace for customer acceptance, make modifications and manufacture in volume. As a result, there is a delay between developing a competitive advantage and experiencing a shift in PLD market share, meaning that market share is a lagging indicator of relative competitive strength. Because it is extremely difficult to forecast the success or timing of a customer's product, and because the end markets are highly fragmented (we have over 12,500 customers), it is difficult even for PLD vendors to gauge their competitive strength based on winning designs at a particular point in time.

The principal competitive factors in the PLD market include:

- Technical innovation
- Device performance, power consumption, and features
- Capability and productivity of software development tools and IP cores
- Pricing and availability
- Quality and reliability
- Technical service and customer support
- Manufacturing and operational competence
- Customer familiarity with existing vendors and entrenched products

We believe that we compete favorably with respect to these factors and that our proprietary and tailored device architectures, embedded processor solutions, and installed base of software development systems provides additional competitive advantage. Due to unique architectural innovation and advanced technologies, our new product families provide greater functionality and lower power consumption at a lower price for any given logic density compared with their predecessors. Newer product features such as hard embedded processors, multi-gigabit transceivers and variable-precision DSP blocks, as well as software advancements such as an efficient C-code software programming environment through support for Open Computing Language (OpenCL™), have enhanced our design-win rate relative to other PLD vendors. *(OpenCL is a trademark of Apple Inc., and is used under license by Khronos.)*

We also believe that our new product families are more "silicon convergence-friendly" and offer capabilities that allow us to compete more favorably against ASICs and ASSPs, as well as against other types of chips such as microcontrollers, microprocessors, and digital signal processors. Designers can add some of the functionality of these other chips to PLDs using pre-built and pre-verified IP cores. An IP core is typically offered in either a "hard" or "soft" form. Altera, at the time of chip development for our PLDs, can embed a hard IP core into the actual circuitry of the PLD. A soft IP core is a licensed design file that our customers incorporate into their design and program onto the PLD. By incorporating more functionality and logic capacity on a programmable chip while providing the necessary design tools and IP cores to design a reliable system, we believe we can enhance the advantages of PLDs over competing solutions.

As is true of the semiconductor industry as a whole, the digital logic segment and the PLD sub-segment are intensely competitive, and each successive product generation is characterized by rapid technological change and price decline. All of these factors may adversely affect our future operating results.

Products

Our products consist primarily of devices, IP cores and proprietary development tools. A brief overview of these products follows.

Devices

Our devices fall into the following four categories, spanning multiple architectures and families with numerous product options:

- FPGAs, including those that incorporate hard embedded processors
- CPLDs
- HardCopy ASICs
- Configuration devices that store the programming code for our FPGAs

Our percentage of net sales by product category is as follows:

Product	2012	2011	2010
FPGAs	84%	81%	82%
CPLDs	9%	10%	12%
Other products [1]	7%	9%	6%

(1) Including HardCopy ASICs, configuration devices, IP cores, and development tools

Each device family has unique functional benefits and different density and performance specifications. Some of our latest device families, typically designed into new equipment, are summarized and described below.

Stratix Series High-End, System-Level FPGAs

Our Stratix® product families are built using advanced CMOS process technology and address a broad range of applications requiring system integration across all our markets. Programmable Power Technology in Stratix FPGAs helps provide high performance and low total power consumption. Embedded HardCopy blocks within our Stratix V FPGA architecture enable Altera to quickly create application-targeted devices by efficient hardening of standard or logic-intensive functions, providing further improvements in speed and lower power consumption while offering flexible embedded system functionality. Additionally, our Stratix V GX and Stratix V GT FPGAs offer advanced transceiver capabilities for applications that require reliable, multi-gigabit serial data transfer rates of up to 28 Gbps. Our Stratix V GS FPGAs are optimized for applications requiring high performance, variable precision DSP.

Arria Series Mid-Range, Transceiver- and Embedded Processor-Equipped FPGAs

Our Arria® product families are built using advanced CMOS process technology and enable a simplified transceiver-based design for applications requiring high-performance data transfer protocols. Arria V GX FPGAs offer best-in-class signal integrity with data transfer rates of up to 12.5 Gbps, providing designers a high-quality and reliable solution for next-generation high-bandwidth systems across all our markets. In addition, our Arria V SoC FPGAs integrate an ARM®-based hard processor system consisting of processor, peripherals, and memory interfaces with the FPGA fabric using a high-bandwidth interconnect backbone. It combines the performance and power savings of hard intellectual property with the flexibility of programmable logic.

Cyclone Series Low-Cost, Transceiver- and Embedded Processor-Equipped FPGAs

Our Cyclone® product families are built using advanced CMOS process technology and bring programmable flexibility to cost-sensitive applications in all our markets. Our Cyclone IV and Cyclone V FPGAs use low-power process technology to meet market requirements for low power consumption. Additionally, our Cyclone V GX FPGAs incorporate up to 12 integrated transceivers with data rates up to 5 Gbps. Architectural innovation allows Cyclone FPGAs to combine a low-cost structure with abundant device resources, making them ideal for high-volume applications. Our Cyclone V SoC FPGAs integrate an ARM®-based hard processor system consisting of processor, peripherals, and memory interfaces with the FPGA fabric using a high-bandwidth interconnect backbone. It combines the performance and power savings of hard intellectual property with the flexibility of programmable logic.

MAX Series CPLDs

Our MAX® families are instant-on, non-volatile CPLDs that are used in general purpose and portable designs for a broad range of electronics equipment. Our MAX V CPLDs have a revolutionary architecture that significantly reduces total power consumption when compared with competing CPLDs. For the most demanding low-power and battery-operated portable applications, our MAX V CPLDs offer microamp standby current in ultra-small-chip packaging.

HardCopy ASICs

Our HardCopy ASICs offer customers a migration path from high density FPGA families to a low-cost ASIC for high-volume production. By removing the configuration circuitry, programmable routing, and programmability for logic and memory, we reduce the die size and therefore device cost, but deliver functionality, performance and power characteristics that are equivalent to or more favorable than that of an FPGA. For a given process technology, HardCopy ASICs deliver nearly the performance of comparable cell-based ASICs, but with reduced development costs and shorter production lead-times.

As a result, customers get the flexibility and time-to-market advantages of a high-density FPGA during the prototyping and early production phases, and then convert the design to a HardCopy ASIC for high-volume production. This allows HardCopy ASICs to be used in high-volume cost-sensitive applications historically served by traditional cell-based ASICs.

Intellectual Property Cores

IP cores are pre-verified building blocks that execute system-level functions. By incorporating more functionality and logic capacity on a programmable chip while providing the necessary design tools and IP cores to design a reliable system, we believe we can enhance the advantages of PLDs over competing solutions.

An IP core is typically offered in either a "hard" or "soft" form. A hard IP core is embedded into the actual circuitry of our chips, which yields a small die area and typically provides advantages in cost, performance, and power consumption. Our recent FPGA product generations have introduced hard IP cores such as embedded processor cores, variable-precision DSP blocks, multi-gigabit transceivers, and a variety of interface protocols.

A soft IP core is a licensed design file that our customers incorporate into their design and program onto the PLD. Customers integrate IP cores in their PLD designs with our proprietary development software. Soft IP cores available for use in our devices include our Nios® series of embedded processors, our portfolio of MegaCore® functions that we license to our customers, and our Altera Megafunction Partners Program ("AMPP℠") cores, which are pre-verified by us and licensed to our customers by third parties.

The Nios series of embedded processors uses a reduced instruction-set computing ("RISC") architecture and can be efficiently used in our FPGAs and HardCopy ASIC devices as a cost-competitive and flexible alternative to discrete microcontroller solutions. The Nios series of embedded processors compete favorably with many discrete microcontrollers. Other embedded processor IP cores, both hard and soft implementations, are also offered and supported by Altera through partnership agreements with companies including ARM Ltd. and MIPS Technologies.

With IP cores, system designers can focus more time and energy on improving and differentiating the unique aspects of their system designs, rather than spending time designing common off-the-shelf functions. IP cores are essential to providing solutions with higher levels of integration and faster time to market. Today, we offer a broad range of soft IP cores for DSP algorithms, bus interfaces, memory controllers, telecommunications, data communications, microprocessors, and peripherals. Before licensing a soft IP core, customers can download an encrypted soft IP core from our website and verify that it works in their own system designs. While licensing soft IP cores represents a small portion of our net sales, we believe a broad product offering in this area is necessary to compete with ASIC and ASSP vendors as well as other PLD vendors.

Development Tools

To enhance engineering productivity, customers use our proprietary development tools, consisting primarily of the Quartus® II software, for design entry, design compilation, design verification, and device programming.

Our development tools provide efficient support of both hardware and software programming environments. PLD users have typically implemented their designs within a hardware programming environment in which a hardware description language has been employed. With the advent of FPGAs that incorporate hard embedded processors, an increasing number of PLD users are more accustomed to a software programming environment in which a C-based programming language is utilized. Software programmers who develop in a C-based programming language may utilize the Khronos Group's OpenCL standard.

Designers can use our development tools on a variety of computing platforms, including Microsoft Windows, UNIX (including Solaris and HP-UX), and Linux operating environments, with built-in interfaces to industry-standard EDA tools offered by Cadence Design Systems, Inc., Mentor Graphics Corporation, Synopsys, Inc. and others.

Like IP cores, our development tools generate less than 10% of our net sales, but are a critical and necessary element of our product portfolio because they are used to program our devices and can drive our success in competing for design wins against PLD, ASIC and ASSP vendors.

Research and Development

Our research and development activities focus primarily on PLDs, HardCopy ASICs, IP cores, development software and hardware. We develop these related products in parallel to provide comprehensive design support to customers. As a result of our research and development efforts, we introduced a number of new families in recent years, including the Stratix V, Stratix IV, Stratix III, Cyclone V, Cyclone IV, Arria V, Arria II GX, MAX V, and HardCopy IV device families, as well as major enhancements to our IP core offerings and the Quartus II development platform.

Our research and development costs, which are charged to expense as incurred, were $360.4 million in 2012, $325.7 million in 2011 and $264.6 million in 2010.

Patents, Trademarks, and Licenses

We rely on intellectual property laws, including patent, copyright, trademark, and trade secret laws, to establish and maintain our proprietary rights in products and technology. Activities include:

- Patents - As of December 31, 2012, we owned more than 2,700 United States patents and 430 foreign patents. We also had more than 1,200 patent applications pending worldwide.
- Trademarks - We use, register and apply to register certain trademarks and service marks in the United States and foreign countries.
- Product registrations - We file registrations in the United States under the Semiconductor Chip Protection Act to protect our chip designs.
- When appropriate, we file lawsuits to protect our intellectual property rights.

We have also licensed technology that allows us to design, manufacture and sell products using certain intellectual property owned by others.

Marketing and Sales

We market our products worldwide through a network of distributors, independent sales representatives and direct sales personnel.

Altera Distributors

In all of the major geographic markets that we serve, we work with distributors to provide demand creation for the broad customer base and order-fulfillment services for most of our customers. These distributors are franchised by component manufacturers to sell a wide variety of products to many customers, and they may sell competing products or solutions. We have contracts with our distributors that can be terminated by either party upon notice.

All of our distributors stock inventory of our products. Distributors purchase products from us at a set distributor cost denominated in U.S. dollars. Title and risk of loss transfer upon shipment from our stocking locations, which are located in the Asia Pacific region at the independent subcontractors that we employ for test and assembly services or at our warehouse in San Jose. When products are shipped to a distributor, we defer revenue on the sale until the distributor sells the products in accordance with our revenue recognition policy. Consequently, the deferred revenue and the corresponding deferred cost of sales are recorded as a current liability under the caption *Deferred income and allowances on sales to distributors*. All payments to us are denominated in U.S. dollars. For a detailed discussion of our revenue recognition policy, see Note 2 - Significant Accounting Policies - Revenue Recognition to our consolidated financial statements.

Our sales cycle begins with a "design-win" phase, which can be lengthy, is uncertain and often requires the ongoing participation of sales, engineering and managerial personnel. Once customer demand has been created and a design is ready to move to prototyping or production, the order-fulfillment process begins. Customer orders are primarily processed and fulfilled by a local distributor. For these orders, our distributors are the legal sellers of the products and therefore bear all risks related to the ownership and sale of the products, including credit loss, inventory shrinkage and theft and foreign currency fluctuations. For certain arrangements, Altera drop ships products to fulfill orders processed through our primary distributor.

Our distributors periodically return certain amounts of unsold product and receive price concessions for unsold product if we reduce prices. For high-volume or competitive situations, we often provide price concessions to our distributors. A customer purchasing a small quantity of product from a distributor usually pays list price. However, a customer using our products in volume production, purchasing thousands or even hundreds of thousands of units, will often negotiate a substantial price discount from the distributor. Under these circumstances, the distributor will often negotiate and receive a price concession from Altera. These price concessions are negotiated in U.S. dollars. Average aggregate price concessions typically range from 65% to 80% of our list price on an annual basis, depending upon the composition of our sales, volume and factors associated with timing of shipments to distributors or payment of price concessions. This is a standard practice in the semiconductor industry, and we generally provide some level of price concession to every distributor.

Our net sales are the sum of our own direct sales to original equipment manufacturers, or OEMs, plus our distributors' resale of Altera products. For 2012, 2011 and 2010, worldwide sales through distributors for subsequent resale to OEMs or their subcontract manufacturers accounted for 71%, 73% and 81% respectively, of our net sales. Arrow Electronics, Inc. including its affiliates ("Arrow"), our largest distributor, accounted for 40% of our net sales in 2012, 39% in 2011 and 46% in 2010. Our second largest distributor, Macnica, Inc. including its affiliates ("Macnica"), accounted for 21% of our net sales in 2012, 21% in 2011 and 20% in 2010. No other distributor accounted for more than 10% of our net sales in 2012, 2011 or 2010.

Altera Sales, Marketing, and Customer Support

Altera has a dedicated global sales and marketing organization to create customer demand and manage our network of distributors and independent sales representatives. We focus our direct demand creation efforts on a limited number of key accounts, and provide technical, business and marketing support to distributors and independent sales representatives. Independent sales representatives, who are mostly located in North America and in select European countries, create demand and provide customer support in a defined territory and often with a defined set of customers. They do not stock inventory or fulfill orders. All of our contracts with independent sales representatives can be terminated by either party upon notice.

Customer support and service are important to selling and marketing our products. We provide several levels of technical support, including application assistance, design services, and customer training. We also publish data sheets and application notes, conduct technical seminars and provide design assistance to customers via the Internet and electronic links.

We have domestic sales offices in numerous major metropolitan areas throughout the United States, and we maintain international sales support offices in Bangalore, Beijing, Cork, Chengdu, Helsinki, Hong Kong, London, Munich, Osaka, Ottawa, Paris, Seoul, Shanghai, Shenzhen, Singapore, Stockholm, Taipei, Tokyo, Toronto and Turin.

Huawei Technologies Co., Ltd. ("Huawei"), an OEM, individually accounted for 16% of net sales in 2012 and 13% of net sales in each of 2011 and 2010. No other individual OEM accounted for more than 10% of net sales in 2012, 2011 or 2010.

International Sales

Sales outside of the U.S. and Canada constituted 82% of net sales in 2012 and 81% of net sales in each of 2011 and 2010. Sales to Japan accounted for 14% of net sales in 2012, 15% of net sales in 2011 and 16% of net sales in 2010. Sales to China accounted for 33% of net sales in each of 2012, 2011 and 2010. Except for the United States, China and Japan, no other country accounted for sales in excess of 10% of net sales during 2012, 2011 or 2010. For a detailed description of our sales by geographic region, see Item 7: Results of Operations - Sales by Geography, and Note 15 - Segment and Geographic Information to our consolidated financial statements.

Backlog

Our backlog consists of distributor orders, as well as certain OEM orders, that are for delivery within the next three months. Our backlog of orders as of December 31, 2012 was approximately $1.7 billion, compared with $1.2 billion as of December 31, 2011.

Historically, backlog is a poor predictor of future sales or customer demand for the following reasons:

- While our backlog increases during periods of high demand and supply constraints, purchasers may, in most cases, cancel product orders up to 30 days before the scheduled delivery date without incurring significant cancellation penalties.
- Our backlog is valued at list price, which in most cases is substantially higher than the price ultimately recognized as revenue.

Manufacturing

Wafer Supply

Die, cut from silicon wafers, are the essential components of all our devices and comprise a significant portion of the total device cost. Our manufacturing strategy is known as a "fabless" business model since we purchase our silicon wafers from independent semiconductor foundries instead of manufacturing them ourselves. This strategy allows us to take advantage of these suppliers' economies of scale and gives us direct and timely access to advanced process technology. We purchase our silicon wafers from Taiwan Semiconductor Manufacturing Company ("TSMC"), an independent semiconductor foundry. We have no formalized long-term supply or allocation commitments from TSMC. In the past, we have used other foundry vendors, and we may establish additional foundry relationships as they become economically beneficial or technically necessary.

Testing and Assembly

After wafer manufacturing is completed, each silicon wafer is tested using a variety of test and handling equipment that is owned by us and consigned to our partners. The vast majority of our silicon wafer testing is performed at TSMC.

The wafers are then shipped to various assembly suppliers in Asia, where they are sorted into good die and encapsulated in packages. We use a number of independent assembly suppliers to take advantage of their economies of scale and supply flexibility, and to give us direct and timely access to advanced packaging technology. We purchase almost all of our assembly services from Amkor Electronics, Inc. ("Amkor") in Korea and the Philippines, and Advanced Semiconductor Engineering, Inc. ("ASE") in Malaysia and Taiwan.

Following assembly, each packaged unit completes final testing, marking and inspection before being packaged for storage as finished goods. We also use Amkor and ASE for almost all of our final test and back-end operation services. These partners perform final testing using our proprietary test software operating on hardware that is consigned to or owned by our suppliers.

The majority of our inventory, including finished goods, is warehoused in Asia at our subcontract test and assembly partners. These suppliers also ship our products to OEMs and distributors.

Executive Officers

Our executive officers and their ages as of February 15, 2013 are as follows:

Name	Age	Position
John P. Daane	49	Chairman, President, and Chief Executive Officer
Scott A. Bibaud	50	Senior Vice President, Communications and Broadcast Business Division
Danny K. Biran	56	Senior Vice President, Strategy
William Y. Hata	53	Senior Vice President, Worldwide Operations and Engineering
Bradley S. Howe	51	Senior Vice President, Research and Development
Kevin H. Lyman	58	Senior Vice President, Human Resources
Mark J. Nelson	47	Senior Vice President, Worldwide Sales
Ronald J. Pasek	52	Senior Vice President and Chief Financial Officer
Katherine E. Schuelke	50	Senior Vice President, General Counsel, and Secretary
Jeffrey W. Waters	48	Senior Vice President Military, Industrial and Computing Business Division

There are no family relationships among our executive officers or between any executive officer and any of our directors.

John P. Daane joined us as our president and chief executive officer in November 2000 and was elected as one of our directors in December 2000 and as chairman of the board in May 2003. Before joining us, Mr. Daane spent 15 years at LSI Logic Corporation, a semiconductor manufacturer, most recently as executive vice president, communications products group, with responsibility for ASIC technology development and the computer, consumer, and communications divisions.

Scott A. Bibaud joined us in June 2012 as senior vice president and general manager of the Communications and Broadcast Division. An 18-year veteran of the semiconductor industry, Mr. Bibaud served most recently with Broadcom as executive vice president and general manager for the Mobile Platforms Group. He also led the teams responsible for the Bluetooth® line of business at Broadcom. Additionally, he has held leadership positions at Conexant and in management consulting.

Danny K. Biran joined us in January 2005 as vice president, product and corporate marketing and became senior vice president, product and corporate marketing in May 2007. He became senior vice president, marketing in March 2009 and senior vice president, strategy in January 2012. Prior to joining us, Mr. Biran was president and CEO of Silverback Systems from 2001 to 2005. Mr. Biran has 30 years of semiconductor experience, including positions at LSI Logic Corporation and National Semiconductor.

William Y. Hata joined us in December 1999 as vice president of product engineering. In March 2007, Mr. Hata was promoted to vice president, worldwide operations and engineering, and in 2008 he was promoted to senior vice president, worldwide operations and engineering. Before joining us, he was director of foundry operations and product engineering at National Semiconductor.

Bradley S. Howe joined us in 2002 as vice president of IC design. In April 2012, Mr. Howe was promoted to senior vice president, research and development, responsible for all of Altera's silicon products, intellectual property libraries, and software products, as well as overseeing the global research and development organization. Prior to joining Altera, he held a number of executive positions at C-Cube Microsystems, Clearwater Networks, and SandCraft. He has more than 28 years of engineering experience, including positions at Bytex, Prime Computer, and Olivetti Research.

Kevin H. Lyman joined us in January 2008 as our vice president of human resources and was promoted to senior vice president of human resources in February 2011. Before joining us, Mr. Lyman most recently served as senior vice president of corporate human resources at Advanced Micro Devices. Before that, Mr. Lyman held a variety of human resources management roles at Lockheed, GenRad and General DataComm Industries.

Mark J. Nelson joined us in March 2004 as vice president of worldwide channel sales, and throughout his eight years with us has held several key management roles, most recently as vice president of sales, EMEA. In August 2012, Mr. Nelson was promoted to senior vice president, worldwide sales. Prior to joining Altera, Mr. Nelson held sales and marketing management positions with LSI Logic Corporation.

Ronald J. Pasek joined us in December 2009 as senior vice president and chief financial officer. Before joining us, Mr. Pasek served as vice president and corporate treasurer of Sun Microsystems from February 2008 to December 2009. He held a variety of other positions in finance at Sun Microsystems over a 19-year period, including vice president of worldwide field finance, worldwide manufacturing finance and U.S. field finance.

Katherine E. Schuelke joined us in March 1996 as corporate attorney. She became senior corporate attorney in July 1997, assistant general counsel and assistant secretary in July 1999, and vice president, general counsel and secretary in October 2001. In February 2011, she was promoted to senior vice president, general counsel and secretary. Before joining us, Ms. Schuelke was an attorney at the law firm of Morrison & Foerster LLP for seven years.

Jeffrey W. Waters joined us in January 2012 as senior vice president and general manager of the Military, Industrial and Computing Division. Prior to joining us, Mr. Waters was most recently with Texas Instruments / National Semiconductor as product line vice president, precision signal path division. He was with National Semiconductor for 18 years in positions including vice president of sales and marketing for Japan, vice president of worldwide marketing, as well as a variety of marketing and engineering management roles in analog and microprocessors. Prior to his time at National Semiconductor, Mr. Waters held positions in management consulting as well as in research and development.

Employees

As of December 31, 2012, we had 3,129 employees, of which 1,373 were located in the United States. We have not had any work stoppages, and we believe that our employee relations are good.

Access to Altera's Reports

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed to comply with Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, are available free of charge on our website at www.altera.com, as soon as possible after they are filed with the Securities and Exchange Commission ("SEC"). To get a free copy, contact Altera Corporation, Attn: Investor Relations, 101 Innovation Drive, San Jose, California 95134.

Our SEC filings are available at the SEC's website at www.sec.gov, and may be read and copied at the SEC's public reference room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information.

ITEM 1A. RISK FACTORS.

The following risk factors, among others that are not presently known or that we currently believe unimportant, could affect our future results and could cause our actual results to differ materially from those expressed in our forward-looking statements. Before you decide to buy, hold, or sell our common stock, you should carefully consider these risks, in addition to the other information contained in this report. Our business, financial condition, and operations results could be seriously harmed if any of the events described here actually occurs. In that situation, the market price for our common stock could decline, and you may lose all or part of your investment.

Our financial results are affected by general economic conditions and the highly cyclical nature of the semiconductor industry.

Semiconductor companies, such as Altera, experience significant fluctuations in sales and profitability. The semiconductor industry has experienced economic downturns and business contractions from time to time, which can be severe and prolonged. The fluctuations follow the turns of the global economy and in a downturn can result in significant reductions in product demand and excess customer inventories. Global economic weakness or cyclical downturns have previously resulted from periods of economic recession, reduced access to credit markets, weakening or strengthening of the U.S. dollar relative to other currencies, weak end-user demand, excess industry capacity or general reductions in inventory levels by customers. It is difficult for our customers, our vendors and us to accurately forecast and plan future business activities in today's global economy.

Our ability to predict the quantity and type of products our customers will need in the future is challenging because our customers face volatile pricing and unpredictable demand for their own products and are increasingly focused on cash preservation and tighter inventory management. These factors could affect the timing of customer orders and the overall level of demand for our products. Because it is extremely difficult to forecast the success or timing of a customer's product, and because our end markets are highly fragmented (we have over 12,500 PLD customers), our ability to forecast end customer demand is difficult. If we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell as quickly as estimated, if at all. As a result we could hold excess or obsolete inventory, which would reduce our profit margins and adversely affect our financial results.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our customers' business and their ability to access financing, which could adversely affect demand for our products. Our operating cash flows are highly dependent on the continued collection of receivables and our ability to sell our products. Declines in overall economic conditions could lead to deterioration in the quality of our receivables. In addition to reductions in sales and elevated risk associated with the collection of receivables, our profitability and cash flows may suffer during downturns because we may not be able to reduce costs at the same rate as our sales decline.

As further described below, we depend entirely on independent subcontractors to supply us with finished silicon wafers and to assemble, test and ship our semiconductor products. Uncertainties in the capital and credit market, however, may adversely affect the ability of our suppliers to obtain financing for operations. If our subcontractors' capital structures weaken, they may fail to satisfy our demand and our business could be materially disrupted.

If global economic and market conditions remain uncertain or persist, spread or deteriorate further, we could experience a material impact on our business, financial condition, results of operations or cash flows.

Our gross margins are subject to fluctuations due to many factors.

Our gross margins may fluctuate due to many factors, including:

- Vertical market pricing mix
- Changes in the mix of our prototyping and production-based business
- Competitive pricing dynamics and customer mix
- Various manufacturing cost variables including product yields, wafer prices, package and assembly costs, provisions for excess and obsolete inventory and absorption of manufacturing overhead

Our failure to compete successfully in the highly competitive semiconductor industry would adversely affect our financial results and business prospects.

The semiconductor industry, including the PLD market, is intensely competitive. Our ability to compete successfully in the semiconductor industry depends on our ability to provide our customers with solutions providing greater value than those offered by competing programmable logic vendors, such as Xilinx and Lattice, and other semiconductor companies that indirectly compete with us. Because we develop PLDs for applications that are presently served by ASIC, ASSP, FPGA, CPLD, DSP, and microprocessor/microcontroller vendors, we compete against these vendors. From time to time, we have had customers convert high-volume designs to ASIC. To the extent that our efforts to compete are not successful, our financial condition and results of operations could be materially adversely affected. Other competitors include manufacturers of:

- high-density programmable logic products characterized by FPGA-type architectures
- high-volume and low-cost FPGAs as programmable replacements for ASICs and ASSPs
- ASICs and ASSPs with incremental amounts of embedded programmable logic
- high-speed, low-density CPLDs
- high-performance DSP devices
- products with embedded multi-gigabit transceivers
- other new or emerging programmable logic products

Many of these competitors have substantially more financial, technical and marketing resources than we do and have well-established market positions and solutions that have proven technically feasible and economically competitive over several decades. We may be unable to displace these vendors in the targeted applications and densities. Several companies have introduced products that compete with ours or have announced their intention to sell PLD products. The benefits of programmable logic have attracted a number of competitors to this segment. We recognize that different applications require different programmable technologies, and we are developing architectures, processes and products to meet these varying customer needs. Recognizing the increasing importance of standard software solutions, we have developed common software design tools that support the full range of our IC products. We believe that automation and ease of design are significant competitive factors in this segment.

The highly competitive environment of the semiconductor industry and the high costs associated with manufacturing technologies and developing marketable products have resulted in significant consolidation in the industry and are likely to lead to further consolidation. We may pursue business combination opportunities to improve our market share and the applications and products we can market. However, we may be outbid for the best assets. We also may become a target for a company looking to improve its competitive position. Such an occurrence may take place at any time with consequences that may not be predictable and that could have a materially adverse effect on our results of operations and financial condition.

A downturn in the communications equipment end market could cause a reduction in demand for our products and limit our ability to maintain revenue levels and operating results.

Approximately 44% of our net sales for 2012 was derived from customers participating in the Telecom and Wireless vertical market. In the past, a general weakening in demand for programmable logic products from customers in the communications end market has adversely affected our revenue. Any deterioration in the communications end market or reduction in capital spending to support this end market could lead to a reduction in demand for our products and could adversely affect our revenue and results of operations.

The length of our design-in and sales cycles could affect our ability to forecast future sales.

Our sales depend on our products being designed into end customers' products, and on those products being produced in volume. Our products are very complex, and the time from design-in to volume production ranges from six months to three years or more. From initial product design-in to volume production, many factors can affect the timing and/or volume of our sales. These factors include, but are not limited to, changes in the competitive position of our technology, the competitiveness of our end customers' products in the markets they serve, our customers' financial stability, end customer program delays and cancellations and our ability to ship products according to customer schedules.

Our business is characterized by a general decline in semiconductor product selling prices that may materially and adversely affect our profitability.

The selling prices of our products have decreased over time. We have offset the selling price decreases by reducing manufacturing costs, improving yields and increasing unit sales. However, our ongoing efforts may not be successful or may not keep pace with the anticipated, continued decline in product selling prices, which could ultimately reduce revenues and gross margins.

Because we depend on international sales for a majority of our total sales, we may be subject to political, economic and other conditions that could increase our operating expenses and disrupt our business.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. During 2012, sales outside of the U.S. and Canada constituted approximately 82% of our net sales, and we expect that international sales will continue to account for a significant portion of our net sales. Risks related to our foreign operations include:

- Unfavorable economic, market, political and social conditions in a specific country or region
- Fluctuation in foreign currency exchange rates
- Adverse changes in tax laws
- Increased freight costs
- Interruptions in air transportation
- Reduced protection for intellectual property rights in some countries
- Longer receivable collection periods
- Natural or man-made disasters in the countries or regions where we sell our products
- Different labor regulations

We must comply with a variety of foreign laws and we experience risks associated with legislation and regulations for importing and exporting semiconductor products. In the future, the United States or other countries may impose quotas, duties, tariffs, taxes or other charges, restrictions or trade barriers for the import or export of our products.

We rely heavily on distributors to generate a significant portion of our sales and fulfill our customer orders. The failure of our distributors to perform as expected could materially reduce our future sales.

Worldwide sales through distributors accounted for 71% of our net sales during 2012. We rely on many distributors to help us create end customer demand, provide technical support and other value-added services to end customers, fill customer orders and stock our products. Our contracts with our distributors may be terminated by either party upon notice.

Our distributors are located all over the world and are of various sizes and financial conditions. Lower sales, lower earnings, debt downgrades, the inability to access capital markets and higher interest rates could potentially affect our distributors' operations.

We are highly dependent on certain distributors, in many locations across the world, particularly in North America.

During 2012, Arrow Electronics, Inc. and affiliates ("Arrow"), accounted for approximately 40% of net sales on a worldwide basis, while our next-largest distributor, Macnica, Inc. and its affiliates ("Macnica"), accounted for approximately 21% of net sales. As of December 31, 2012, accounts receivable from Arrow and Macnica individually accounted for 30% and 47%, respectively, of our total accounts receivable.

Our ability to add or replace distributors is limited.

We contract with distributors to perform two primary, yet distinct, functions that are difficult to replace:

- Distributors provide logistics support, such as order entry, credit, forecasting, inventory management and shipment of product, to end customers. The process of integrating systems to allow for electronic data interchange is complex and can be time consuming.

- Distributors create demand for our products at the engineering level. This mandates the training of an extended distributor sales force, as well as hiring and training specialized applications engineers skilled in promoting and servicing products at the engineering level.

In addition, our distributors' expertise in the determination and stocking of acceptable inventory levels may not be easily transferable to a new distributor. End customers may be hesitant to accept the addition or replacement of a distributor.

We depend entirely on TSMC to supply us with finished silicon wafers. TSMC's failure to satisfy our demand could materially disrupt our business.

Our silicon wafers are produced by TSMC in its manufacturing facilities located primarily in Taiwan and the U.S. Silicon wafer production facilities have a fixed capacity that is allocated solely by our vendors and beyond our direct control. We have no formalized long-term supply or allocation commitments from TSMC. Our operations would be disrupted if TSMC ended its relationship with us and we were unable to arrange a satisfactory and cost-effective alternative to quickly fulfill customer orders.

To ensure continued wafer supply, we may establish other wafer supply sources as these arrangements become economically advantageous or technically necessary. However, only a few foundry vendors have the capability to manufacture our most advanced products. If we engage alternative supply sources, we may encounter start-up difficulties and incur additional costs. In addition, shipments could be significantly delayed while these sources are qualified for volume production.

Furthermore, because we rely on a third-party foundry vendor, we have little or no direct control over production costs, delivery schedules and wafer quality. We also face increased exposure to potential misappropriation of our intellectual property.

Wafer shortages and/or increased wafer and assembly material costs could lower our gross margins, reduce our sales or otherwise materially disrupt our business.

If market demand for silicon wafers or assembly material suddenly exceeds market supply, our supply of silicon wafers or assembly material could quickly become limited. A shortage in manufacturing capacity could hinder our ability to meet product demand. Moreover, silicon wafers constitute more than half of our product cost. If we are unable to purchase wafers at favorable prices, our gross margins will be adversely affected.

Product manufacturing is complex, and we may not achieve the necessary yields or product reliability that our business requires.

Manufacturing our products is a highly complex and precise process, requiring production in a tightly controlled environment. We depend not only on sufficient foundry manufacturing capacity and wafer prices, but also on good production yields (the number of good die per wafer) and timely wafer delivery to meet customer demand and maintain profit margins. Wafer production yields depend on a wide variety of factors including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of personnel and equipment. As a result, we may experience problems with achieving acceptable production yields and timely delivery from our foundry vendor.

Difficulties in production yields can often occur when we begin new product production, when we transition to new processes or when our wafer supplier, TSMC, moves production of a product from one manufacturing plant to another or manufactures the same product at multiple factories. As a result of manufacturing defects, TSMC has also occasionally scrapped wafers, resulting in longer manufacturing lead times. Further, production throughput times vary considerably among the various factories used by our wafer supplier, and we may occasionally experience production delays. These difficulties and delays can potentially cause significantly higher costs and lower product availability.

We depend on independent subcontractors to assemble, test and ship our semiconductor products. The failure of these subcontractors to satisfy our demand could materially disrupt our business.

Because we rely on independent subcontractors to assemble, test and ship our semiconductor products and to provide package piece parts, we cannot directly control our product delivery schedules or quality levels. We depend on sufficient subcontractor assembly and test capacities, both in raw materials and services, to meet the demand for our products. Our future success also depends on the financial viability of our independent subcontractors. If market demand for subcontractor material and services exceeds available supply or if the subcontractors' capital structures weaken, we may experience product shortages, quality assurance problems and/or increased manufacturing costs.

Conditions outside the control of our independent subcontractors and distributors may impact their business operations and thereby adversely interrupt our manufacturing and sales processes.

The economic, market, social and political situations in countries where certain independent subcontractors and distributors are located are unpredictable and could have a significant impact on our business if we were unable to obtain or distribute product in a timely manner. Market and political conditions (including currency fluctuation, terrorism, political strife, war and labor disruption), natural or man-made disasters, adverse changes in tax laws, tariffs, import or export quotas, power and water shortages or interruption in air transportation in areas where our independent subcontractors and distributors are located also could have a severe negative impact on our operating capabilities.

Our failure to define, develop and manufacture technologically advanced products would adversely affect the success and growth of our company.

We operate in a dynamic market characterized by rapid technological change. Our products are manufactured using a highly complex and precise process, requiring production in a tightly controlled environment. Our current product development efforts focus on developing new PLDs, related development software and hardware and advanced semiconductor wafer fabrication processes. Our development efforts may impact the timely introduction of competitive new products or product enhancements. Additionally, we may not be successful in developing new products or using and converting established products to new and more advanced process technologies. For example, our current generation product families, including the Stratix V family, are manufactured on a 28-nanometer process technology, but our next-generation product families will be manufactured on smaller circuit geometries that we have not used before. The use of advanced process technology has technological risks and start-up difficulties that can adversely affect research and development spending, yields, product costs and product delivery timeliness.

We rely on information technology systems - failure of these systems to function properly, or unauthorized access to our systems, could result in significant business disruption.

We rely on information technology ("IT") systems to manage our business. We evaluate our business processes and our IT systems on an ongoing basis and make periodic enhancements to our business processes and the functionality of our IT systems. In connection with these enhancements, we modify our processes and controls to ensure continued reliability and integrity of our business processes and related IT systems. Any delay in the implementation of, or disruption in the transition to, new or enhanced processes, systems or controls, could adversely affect our ability to generate accurate financial and management information in a timely manner. These systems are also susceptible to power and telecommunication disruptions and other system failures. Failure of our IT systems or difficulties in managing them could result in business disruption.

We also may face the risk of unauthorized access to our IT systems through a security breach or attack. We strive to identify and investigate any such security incidents and prevent their recurrence. However, in certain cases, there may be undetected incidents or the impact of identified incidents may not be fully understood. Our business could be significantly disrupted and we could be subject to third party claims in the event of a significant security breach.

Any prolonged disruption to our global communications infrastructure could impair our ability to plan production activity and respond to customer demand.

Demand for our products is highly volatile, especially at the detailed ordering code level. To achieve short delivery lead times and superior levels of customer service while maintaining low levels of inventory, we constantly adjust our manufacturing subcontractors' production schedules. We develop and adjust these schedules based on end-customer demand as communicated by our distributors and based on our inventory levels, manufacturing cycle times, component lead times, and projected production yields. We combine and distribute all of this information electronically over a complex global communications network. Our ability to estimate demand and to adjust our production schedules is highly dependent on this network; we have no manual back-up. A prolonged disruption or service failure in a portion of this network would impair our ability to plan production activity and respond to demand.

Product quality problems could lead to reduced revenue, gross margins and net income.

We produce highly complex hardware and software products that incorporate leading-edge technology. Our pre-shipment testing programs may not detect all defects. Because our product warranties against materials and workmanship defects and non-conformance to our specifications are for varying lengths of time, we have occasionally been required to replace components or refund the purchase price paid due to product defects. If the costs for customer or warranty claims increase significantly compared with our historical experience, our revenue, gross margins and net income may be adversely affected. For example, if we cannot fix a product defect in a timely manner, we may incur product reengineering expenses, increased inventory costs or damage to our reputation, any of which could materially affect our revenue, gross margins and net income.

We may be subject to product liability claims.

Our devices are used in automotive, military, aerospace, avionics, medical equipment and other systems where system failure could cause damage to property or people. We may receive product liability claims if our devices cause system failures. Based on our historical experience, we believe that the risk of exposure to product liability claims is currently low, but could be higher if either the sales volume in these applications or the frequency of system failures caused by our devices increases.

Our business is subject to the risks of earthquakes and other catastrophic events.

Our corporate headquarters in San Jose, California is located near major earthquake faults. Some of our international facilities and those of our key suppliers, including TSMC, which produces our silicon wafers, are also located near major earthquake faults. Any catastrophic event, such as an earthquake or other natural disaster, could make it difficult for Altera and our independent subcontractors to meet product design deadlines, maintain our records, pay our suppliers, or manufacture or ship our products. Any catastrophic event could also affect our customers or potential customers which could reduce or delay orders and ultimately decrease our revenue.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and operating results.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. We believe our existing insurance coverage is consistent with common practice and economic and availability considerations. If our insurance coverage is inadequate to protect us against unforeseen catastrophic losses, any uncovered losses could adversely affect our financial condition and operating results.

Legislative action could materially and adversely affect our effective tax rate.

Legislative action may be taken by the U.S. Congress which, if ultimately enacted, would adversely affect our effective tax rate and/or require us to take further action, at potentially significant expense, to seek to preserve our effective tax rate. The current administration and Congress have announced proposals for new U.S. tax legislation that, if adopted, could substantially modify the rules governing the U.S. taxation of certain non-U.S. affiliates. The potential changes include, but are not limited to, curbing the deferral of U.S. taxation of certain foreign earnings and limiting the ability to use foreign tax credits.

We cannot predict the outcome of any specific legislative proposals. However, any of these changes could have a material adverse effect on our profitability. We cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate, including jurisdictions outside the U.S. As a result, our actual effective tax rate may vary from our expectations and that variance may be material.

Compliance with new regulations regarding the use of conflict minerals could limit the supply and increase the cost of certain metals used in manufacturing our products.

Recently there has been increased focus on environmental protection and social responsibility initiatives. Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), requires the SEC to promulgate new disclosure requirements for manufacturers of products containing certain minerals which are mined from the Democratic Republic of Congo and adjoining countries. These “conflict minerals” are commonly found in metals used in the manufacture of semiconductors. The new disclosure rules will take effect after the first full fiscal year following the promulgation of the SEC's final rules. The implementation of these new regulations may limit the sourcing and availability of some of the metals used in the manufacture of our products. The regulations may also reduce the number of suppliers who provide conflict-free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Finally, some of our customers may elect to disqualify us as a supplier if we are unable to verify that the metals used in our products free of conflict minerals.

Our failure to protect and defend our intellectual property could impair our ability to compete effectively.

We rely on patent, trademark, trade secret, copyright and mask work laws to protect our intellectual property, proprietary information and technology rights. As of December 31, 2012, we owned more than 2,700 U.S. patents and 430 foreign patents, and had more than 1,200 patents applications pending worldwide. Our patents and patent applications may not protect us from our competition, which may be able to circumvent our patents or develop new patentable technologies that displace our products. In addition, other parties, including our former employees or consultants, may try to disclose, obtain or use our proprietary information or technologies without our authorization despite our best efforts at prevention. If other companies obtain this information or develop similar information or technologies, they may develop products that compete against ours.

Moreover, the laws of certain countries where we sell, manufacture or distribute products may not protect our products and intellectual property rights to the same extent as U.S. laws. Policing the unauthorized use of our products is difficult and costly and could divert the efforts of our technical and management personnel. Even if we spend significant resources and efforts to protect our intellectual property, we may be unable to prevent misappropriation of our technology. If others use our proprietary rights, it could materially harm our business and require expensive litigation to enforce our intellectual property rights.

Intellectual property infringement claims could adversely affect our ability to manufacture and market our products.

We occasionally receive inquiries about possible patent infringements that may require us to obtain licenses relating to our current or future products. We may be unable to obtain licenses on reasonable terms, or the license agreements may have set durations or may not provide complete protection against infringement claims involving all of our current or future products. If we are sued for patent infringement, the costs and outcome of litigation will be unpredictable and may have a negative impact on our financial results. Intellectual property claims, regardless of their merit, can result in costly litigation and divert the efforts of our technical and management personnel. Legal proceedings are also unpredictable and may be affected by events outside of our control. If our defense against intellectual property infringement claims is unsuccessful, we may be required to pay significant monetary damages or be subject to an injunction against the manufacture and sale of one or more of our product families. Alternatively, we could be required to spend significant resources to develop non-infringing technology, the success of which may be uncertain. Intellectual property litigation may have an adverse effect on our financial position, results of operations and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our headquarters facility currently consists of four interconnected buildings totaling approximately 505,000 square feet, located on approximately 24 acres of land that we own in San Jose, California. Design, research, marketing, administrative, and limited manufacturing activities are performed in this facility. We also have a 470,000-square-foot design, test engineering, operation and administrative facility in Penang, Malaysia, located on land leased on a long-term basis. We lease our domestic and international offices, including our technology centers in the United Kingdom, Canada and the United States. We believe that our facilities are adequate for our current and foreseeable future needs.

ITEM 3. LEGAL PROCEEDINGS.

On December 8, 2010, Intellectual Ventures I LLC and Intellectual Ventures II LLC ("Intellectual Ventures") filed a lawsuit in the United States District Court for the District of Delaware against Altera, Microsemi Corporation, and Lattice Semiconductor Corporation alleging that Altera infringes five patents. The complaint requests unspecified monetary damages including enhanced damages for willful infringement. In February 2011, Intellectual Ventures filed a First Amended Complaint adding Xilinx, Inc. as a defendant. In March 2011, Altera answered the complaint and asserted counterclaims against Intellectual Ventures for non-infringement and invalidity of the asserted patents. The defendants filed motions in the District of Delaware to transfer the case to the United States District Court for the Northern District of California and to stay the action pending re-examination proceedings in the United States Patent and Trademark Office. Intellectual Ventures opposed the motions. In January 2012, the United States District Court for the District of Delaware denied the defendants' motion to transfer the case to the Northern District of California, and in February 2012, the court denied the defendants' motion to stay. Three of the four defendants, including Altera, filed a writ of mandamus in the Court of Appeals for the Federal Circuit requesting that the case be transferred to the Northern District of California. In July 2012, the Court of Appeals for the Federal Circuit denied the writ of mandamus. In January 2013, Intellectual Ventures and Microsemi announced a settlement agreement, which included a dismissal of all claims against Microsemi. Because the case is at a very early stage, it is not possible for us to determine whether there is a reasonable possibility that a loss has been incurred nor can we estimate the range of potential loss. The case is currently scheduled for trial in May 2014.

We file income tax returns with the Internal Revenue Service ("IRS") and in various U.S. states and foreign jurisdictions. In 2008, the IRS completed field examinations of our tax returns for 2002 through 2004 and proposed an additional tax liability of $34.5 million, excluding interest. We contested this proposed additional tax liability in the IRS Office of Appeals and resolved several of the issues. On December 8, 2011, the IRS issued a Statutory Notice of Deficiency, revising the assessment of additional taxes for 2002 through 2004 to $19.8 million, excluding interest. The Notice relates primarily to inter-company adjustments between related companies, computational adjustments to the research and development ("R&D") credit and reductions to the benefits of tax credit carrybacks and carryforwards to subsequent years. On March 6, 2012, we filed a petition in the U.S. Tax Court to request a redetermination of the tax deficiency regarding certain IRS adjustments for 2004. We deposited $18.0 million as a cash bond with IRS in 2008, and converted this amount to tax payments in March 2012. On May 8, 2012, the IRS filed its petition response in the U.S. Tax Court, in which the IRS conceded the R&D credit adjustment for 2004. In June 2012, the federal statute of limitations for the 2002 and 2003 tax years expired.

In addition, in 2010 the IRS completed field examinations for 2005 through 2007 and proposed an additional tax liability of $34.2 million, excluding interest. On January 23, 2012, the IRS issued a Statutory Notice of Deficiency, revising the assessment of additional taxes for 2005 through 2007 to $21.4 million, excluding interest. The Notice relates primarily to inter-company adjustments between related companies and reductions to the benefits of tax credit carrybacks and carryforwards to subsequent years. On April 20, 2012, we filed a petition in the U.S. Tax Court to request a redetermination of the tax deficiencies regarding certain IRS adjustments for 2005 through 2007. On June 21, 2012, the IRS filed its petition response in the U.S. Tax Court.

On August 15, 2012, the case for the 2004 tax year was combined with that for the 2005 through 2007 tax years. A judge has been assigned to our case and a motion for continuance has been granted. We believe we have made adequate tax payments or accrued adequate amounts for our tax liabilities for 2004 through 2007 and that the outcome of the above matters will not have a material adverse effect on our consolidated operating results, cash flows or financial position.

On January 31, 2013, the IRS conceded an adjustment for certain inter-company transactions in our litigation over the 2004 through 2007 tax years. The concession only impacted our 2007 tax year. Our other inter-company transactions continue to be subject to litigation for 2004 through 2007. As a result of this concession, we expect to recognize a tax and interest benefit of $7.5 million during the three months ending March 29, 2013 due to the release of certain tax reserves. We expect to present our legal arguments on other inter-company transactions that are subject to ligation to the U.S. Tax Court by the end of 2013.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock trades on the NASDAQ Global Select Market ("NASDAQ") under the symbol ALTR. As of January 31, 2013, there were approximately 337 stockholders of record. The majority of our shares are held by brokers and other institutions on behalf of approximately 54,867 stockholders as of January 31, 2013.

The closing price of our common stock on January 31, 2013 was $33.42 per share as reported by NASDAQ. The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock as reported by NASDAQ:

	2012		2011	
	High	Low	High	Low
First Quarter	$41.08	$36.75	$44.41	$35.90
Second Quarter	$39.40	$32.15	$49.38	$41.69
Third Quarter	$38.15	$30.67	$48.12	$31.53
Fourth Quarter	$34.74	$29.89	$40.29	$30.87

Dividends Declared Per Common Share

The following table presents the quarterly dividends declared on our common stock for the periods indicated:

	2012	2011
First Quarter	$0.08	$0.06
Second Quarter	$0.08	$0.06
Third Quarter	$0.10	$0.08
Fourth Quarter	$0.10	$0.08

On January 21, 2013, our board of directors declared a cash dividend of $0.10 per common share payable on March 1, 2013 to stockholders of record on February 11, 2013. We periodically review our policy regarding share repurchases and cash dividends.

Equity Compensation Plan Information

Information regarding our equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, will be contained in our Proxy Statement for our 2013 Annual Meeting of Stockholders under the caption "Equity Compensation Plan Information" and is incorporated by reference into this report.

Issuer Purchases of Equity Securities

1.6 million shares were repurchased during the fourth quarter of 2012. We repurchase shares under our stock purchase program announced on July 15, 1996, which has no specified expiration. Our board of directors has authorized 203.0 million shares for repurchase and we have repurchased a total of 190.0 million shares of our common stock. No existing repurchase plans or programs have expired, nor have we decided to terminate any repurchase plans or programs prior to expiration. We plan to continue making purchases under our stock purchase program. See Note 12: Stockholders' Equity to our consolidated financial statements for additional information.

We may have agreements in place pursuant to SEC Rule 10b5-1 under which we authorize third-party brokers to purchase shares on our behalf during our normal blackout periods according to predetermined trading instructions. In addition, we repurchase shares of our common stock under the guidelines of SEC Rule 10b-18.

Company Performance

The following graph shows a comparison, since December 31, 2007 of cumulative total return for Altera, the Standard & Poor's 500 Index, and the Standard & Poor's 500 Semiconductor Sub-Industry Index.

COMPARISON OF CUMULATIVE TOTAL RETURN*



250
200
150
100
50
0
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Altera
S&P 500
S&P 500 Semiconductor Subindex

The graph assumes that $100 was invested in each of our common stock, Standard & Poor's 500 Index and Standard & Poor's 500 Semiconductor Sub-Industry Index on January 2, 2008, the first trading day subsequent to December 31, 2007 and that all dividends were reinvested.

* Total return is based on historical results and is not intended to indicate future performance. Total return assumes reinvestment of dividends for Altera common stock, Standard & Poor's 500 Index and Standard & Poor's 500 Semiconductor Sub-Industry Index.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto.

(In thousands, except per share amounts)	2012	2011	2010	2009	2008
Statements of Comprehensive Income Data					
Net sales	$ 1,783,035	$ 2,064,475	$ 1,954,426	$ 1,195,413	$ 1,367,224
Cost of sales	541,523	610,329	566,942	396,584	449,750
Gross margin	1,241,512	1,454,146	1,387,484	798,829	917,474
Research and development expense	360,421	325,733	264,649	260,208	257,717
Selling, general, and administrative expense	289,854	279,217	254,495	234,074	255,391
Compensation expense (benefit) - deferred compensation plan	7,055	(1,964)	6,839	11,776	(18,106)
(Gain) loss on deferred compensation plan securities	(7,055)	1,964	(6,839)	(11,776)	18,106
Interest income and other	(8,388)	(3,544)	(3,300)	(6,083)	(30,300)
(Gain) loss reclassified from other comprehensive income	(268)	18	—	—	—
Interest expense	7,976	3,730	3,843	5,092	15,492
Income before income taxes	591,917	848,992	867,827	305,538	419,174
Income tax expense	35,110	78,281	84,943	54,476	59,523
Net income	$ 556,807	$ 770,711	$ 782,884	$ 251,062	$ 359,651
Net income per share:					
Basic	$ 1.74	$ 2.39	$ 2.55	$ 0.85	$ 1.20
Diluted	$ 1.72	$ 2.35	$ 2.49	$ 0.84	$ 1.18
Shares used in computing per share amounts:					
Basic	320,830	321,892	307,302	294,493	300,951
Diluted	324,497	327,606	313,912	297,180	304,604
Cash dividends declared per common share	$ 0.36	$ 0.28	$ 0.22	$ 0.20	$ 0.19
Balance Sheet Data					
Working capital	$ 3,137,275	$ 2,958,592	$ 2,834,523	$ 1,551,809	$ 1,241,139
Total assets	$ 4,657,828	$ 4,282,268	$ 3,759,837	$ 2,293,231	$ 1,879,907
Credit facility	$ —	$ 500,000 (1)	$ 500,000	$ 500,000	$ 500,000
Long-term debt	$ 500,000	$ —	$ —	$ —	$ —
Other non-current liabilities	$ 281,304 (2)	$ 272,153 (2)	$ 239,698 (2)	$ 217,934 (2)	$ 194,008 (2)
Stockholders' equity	$ 3,333,447	$ 2,993,896	$ 2,323,652	$ 1,085,336	$ 799,877
Book value per share	$ 10.43	$ 9.30	$ 7.27	$ 3.66	$ 2.73

(1) The credit facility remained outstanding at December 31, 2011, and was presented in current liabilities in our consolidated balance sheets.
(2) Reflects the classification of certain income taxes payable as non-current based on the FASB guidance on accounting for uncertainty in income taxes. See Note 14: Income Taxes to our consolidated financial statements for additional information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included in Item 8 and the Risk Factors included in Item 1A of this Annual Report on Form 10-K.

Executive Overview

Company and Market Overview

We are a global semiconductor company, serving over 12,500 customers within the Telecom and Wireless, Industrial Automation, Military and Automotive, Networking, Computer and Storage, and Other vertical markets. The Other vertical market includes sub-markets of broadcast, consumer, medical and test. We design, manufacture, and market a variety of products:

- *Programmable logic devices ("PLDs"),* which consist of field-programmable gate arrays ("FPGAs"), including those that incorporate embedded processors, and complex programmable logic devices ("CPLDs"), are standard semiconductor integrated circuits, or chips, that our customers program to perform desired logic functions in their electronic systems.
- *HardCopy® application-specific integrated circuits ("ASICs")* transition customer designs from high-density FPGAs to low-cost non-programmable implementations for volume production. HardCopy ASICs deliver performance that can be an alternative to traditional ASICs, but with reduced development costs and shorter production lead times.
- Pre-defined design building blocks, known as *intellectual property ("IP") cores,* can be licensed by customers to add standard functions to their PLD designs.
- Proprietary *development software,* which operates on personal computers and engineering workstations, is used by customers to develop, compile, and verify their designs, and then program their designs into our PLDs.

In 2012, sales of PLDs generated 93% of our net sales, with FPGA and CPLD sales comprising approximately 84% and 9% of our net sales, respectively. The remainder of our net sales is comprised of our HardCopy devices and configuration devices used in conjunction with our FPGAs, as well as licensing of IP cores and proprietary development tools.

Market Opportunity

Based on publicly available data and information derived from Gartner Dataquest, an independent research firm, we estimate that the PLD market was approximately $4.5 billion in 2012. We also estimate that the combined ASIC and ASSP market in 2012 was approximately $101 billion, comprised of the ASIC market at approximately $21 billion and the ASSP market at approximately $80 billion. Due to the low priced nature of some very high volume ASIC and ASSP applications, including mobile phones and certain consumer applications such as PC-related equipment, video games and portable media applications, we do not believe that the entire ASIC and ASSP market is available for displacement by PLDs. As such, we estimate that the PLD accessible ASIC and ASSP market was approximately $50 billion in 2012 ($13 billion in accessible ASICs and $37 billion in accessible ASSPs) and that this represents significant PLD growth potential.

In addition to the accessible portion of the ASIC and ASSP market of $50 billion in 2012, we believe our recent and future embedded processor solutions, including recently introduced FPGAs which integrate ARM®-based hard processor systems, offers an additional available market of approximately $9 billion, and that this additional market opportunity offers significant overlap with the end equipment markets we currently serve. We believe our ongoing investments in software programmer solutions, hard and soft processor-related IP, and licensed cores for microprocessors and memory, as well as application-targeted FPGAs, will allow us to capture a higher percentage of the semiconductor bill of materials in an embedded system.

With the increasing tendency towards silicon convergence, the impact of "tipping point" economics, and the ever-increasing need for programmability within an electronic system, we believe that customers will increasingly turn to PLD suppliers for not only logic functionality, but also system integration in both prototyping and production quantities. With a combined $59 billion ASIC, ASSP and embedded market replacement opportunity, our goal is that, over time, the average growth rate of our revenue can double that of the total semiconductor industry.

While we have had success winning customer designs against ASICs, ASSPs, embedded processors and microcontrollers, the rate at which customers will adopt the use of PLDs is unclear. Technological issues, including those related to power consumption, performance specifications and design methodology, may limit certain customers' broader adoption of PLDs. Despite having success in winning new designs and a higher growth rate of PLDs relative to ASICs, ASSPs, embedded processors and microcontrollers in recent years, our share gains relative to these alternatives may take many years to become significant. This is due to the small size of the PLD market when compared to the combined accessible revenue of ASICs, ASSPs, embedded processors and microcontrollers. This is compounded by the fact that it may take a long period of time for revenue from new designs to become meaningful when compared with the existing legacy revenue stream.

Driving Operational Excellence

Since the PLD market emerged in the 1980s, the financial business models of the leading PLD suppliers have generally been favorable when compared to most other semiconductor companies. Fabless strategies, high barriers to entry, and proprietary architectures have contributed to strong financial results for PLD suppliers.

We regularly engage in a strategic review of our business to improve operations and financial returns. We are focused on maximizing return on invested capital by pursuing greater efficiencies in all aspects of our operations while seeking balance with our commitment to continued investment in advanced technology for the development of new products. In recent years, we have increased our focus on enhancing our business model through process efficiency gains while also growing PLD market share.

Our ability to maintain investment in the research and development of future products has been aided by our early and ongoing cost savings initiatives, which is a vital factor for our future sales and earnings growth. In addition, our prior work in analyzing business processes has not only allowed us to effectively identify and implement simplification and cost reduction initiatives, but the concept of "workflow efficiency" has become a valued aspect of our business culture.

Leveraging Our Global Structure

We believe that we have opportunities to further expand our position outside of the U.S. Our organization and management structure integrates our U.S. and non-U.S. operations and provides our management team with a global perspective on our markets. We believe that this infrastructure provides opportunities to develop and commercialize new products that meet global needs and can be rapidly launched in multiple markets.

Competing for Design Wins

We compete with other PLD vendors to displace other semiconductor alternatives and for market share within the PLD market. Competition between PLD vendors is most intense in the "design-win" phase of the customer's design, when customers select products for use in the customer's electronic system. Customers often prefer to use the same PLD vendor in successive product generations. This "incumbency advantage" is driven by a customer's investment in building expertise with the PLD vendor's software and the re-use of portions of a design from prior generations. In addition, because each PLD vendor's products are proprietary, the cost to switch PLDs after a system has been designed and prototyped is very high. Therefore, a design win can provide the PLD vendor with a profitable revenue stream through the life of the customer's program.

From the time a design win is secured, it can be two or more years before a customer starts volume production of its system. Typically, the customer selects the PLD vendor relatively early in a customer's design process, but it may take several years to complete system design, build prototypes, sample the marketplace for customer acceptance, make modifications and manufacture in volume. Thus, there is a delay between developing a competitive advantage and experiencing a shift in the PLD market, meaning that market share is a lagging indicator of relative competitive strength. Because it is extremely difficult to forecast the success and timing of customer programs, and because the end markets are highly fragmented (we have over 12,500 PLD customers), it is difficult even for PLD vendors to gauge their own competitive strength in winning designs at a particular point in time.

Developing Competitive Products

A PLD vendor's ability to secure design wins and to maintain or increase market share is highly dependent on the cost and quality of its products, its ability to provide tailored architectures, and the effectiveness and reliability of its proprietary development software. Development software, working in tandem with device logic architecture and features, creates the functionality desired by the customer. We develop our software in parallel with our devices, and there are schedule and integration risks between the two processes. If we fail to create adequate software to support our new devices as they are introduced, we weaken our competitive position, which can have long-lasting effects if customers switch to competing solutions and become less familiar and less skilled with our software.

Increasing our FPGA market share and the further success of our tailored architectural approach in our new FPGA product families is important to our long-term growth and profitability. Due to the higher integration density and lower cost per function, the FPGA market has outgrown the CPLD market in recent years, and industry participants and observers believe this trend will continue.

Since the initial introduction of our Stratix and Cyclone FPGA families in 2002, we have introduced several more FPGA families in the Stratix, Cyclone and Arria series of products, including devices that incorporate hard embedded processors. As a result of these product introductions, we estimate, based on publicly available data and with information derived from Gartner Dataquest, that our market share has increased as follows:

Market Share	2007	2012
PLD[(1)]	35%	40%
FPGA	33%	39%
CPLD	37%	39%

(1) Includes revenue from FPGA and CPLD sub-segments as well other products including development software, intellectual property and HardCopy devices

Complementing our Stratix FPGAs is our HardCopy family of ASICs. The availability of a HardCopy conversion path for high-density FPGA designs is a competitive advantage. We first shipped HardCopy devices in 2001, offering customers low-cost, non-programmable production devices that use our highest density FPGAs as an integrated development vehicle. HardCopy devices are targeted specifically at those applications and customers that have used PLDs for prototyping and development and traditional cell-based ASICs from other vendors for their volume production needs.

We have improved our CPLD offering with the MAX II and the MAX V families. MAX V CPLDs offer pricing and features that we believe are competitively attractive, with cost, performance, power consumption, and density that are superior to our previous offerings.

An FPGA family typically reaches peak sales approximately five years after initial product shipment. As a result, the Stratix IV and Arria II families, introduced in the fourth quarter of 2008 and the second quarter of 2009, respectively, comprised approximately 25% of our net sales in 2012, and may be at or near peak sales. To improve or even sustain our growth rate, we must successfully introduce successor generations of devices. The degree to which other PLD vendors improve the competitiveness and execution of their products, including the ability to support silicon convergence, may impair our ability to improve our growth rate.

Within the next several quarters, we plan to ship newer FPGA families using more advanced production techniques that will further improve product performance and lower cost. Our foundry partner, Taiwan Semiconductor Manufacturing Company ("TSMC"), will manufacture these die using production processes that are new to the industry. Given the extreme complexity of semiconductor fabrication, TSMC may encounter difficulties that could delay our product launch or limit supply so that we would be unable to meet customer commitments. We may discover manufacturing errors after we begin shipping, which could harm customer relations and cause us to incur additional unforeseen costs. Simultaneous introduction of new PLD architectures and ramp of new technology processes are inherently risky. Diagnosing failures, identifying root causes, and implementing corrective actions in a production wafer fabrication facility are expensive and time-consuming. We may not successfully commercialize our new products, or our new products may not enable us to maintain or increase market share. Some of our competitive offerings may be offered later than the competition, and it is possible that our competitive offerings will be less effective, thus weakening our market share.

It is also possible that our primary competitor may have secured design wins that, when they enter production, will reverse some of our recent market share gains. Our main competitor is larger in size with more sales and research and development resources, and we may not enjoy the same success that we saw with previous FPGA generations.

Critical Accounting Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires our management to make certain judgments and estimates that affect the amounts reported in our consolidated financial statements. Our management believes that we consistently apply these judgments and estimates and the consolidated financial statements fairly represent all periods presented. However, any differences between these judgments and estimates and actual results could have a material impact on our consolidated statements of comprehensive income and financial condition. Critical accounting estimates, as defined by the Securities and Exchange Commission ("SEC"), are those that are most important to the portrayal of our financial condition and results of operations and require our management's most difficult and subjective judgments and estimates of matters that are inherently uncertain. Our critical accounting estimates include those regarding (1) revenue recognition; (2) valuation of inventories; and (3) income taxes.

Revenue Recognition

We sell the majority of our products to distributors for subsequent resale to OEMs or their subcontract manufacturers. In most cases, sales to distributors are made under agreements allowing for subsequent price adjustments and returns. We defer recognition of revenue and costs until the products are resold by the distributor. Our revenue reporting is highly dependent on receiving pertinent and accurate data from our distributors in a timely fashion. Distributors provide us with periodic data regarding the product, price, quantity and end customer when products are resold as well as the quantities of our products they still have in stock. We maintain system controls to validate distributor data and to verify that reported data is accurate. At times, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. This reconciliation process requires us to estimate the amount of in-transit shipments (net of in-transit returns) to our distributors. In-transit days can significantly vary among geographies and individual distributors. We also apply judgment when estimating the total value of price concessions earned by our distributors but not claimed by the end of the reporting period. This is because there is a time lag between the price concessions earned and claimed by the distributors for any underlying resale of products. Any error in our judgment could lead to inaccurate reporting of our net sales, deferred income and allowances on sales to distributors, and net income.

Valuation of Inventories

Inventories are recorded at the lower of cost determined on a first-in-first-out basis (approximated by standard cost) or market. We routinely compare our inventory against projected demand and record provisions for excess and obsolete inventories as necessary. We establish provisions for inventory for technological obsolescence or if inventory levels on hand are in excess of projected customer demand. Such provisions result in a write-down of inventory to net realizable value and a charge to cost of sales. Historically, it has been difficult to forecast customer demand. Actual demand may materially differ from our projected demand, and this difference could have a material impact on our gross margin and inventory balances based on additional provisions for excess or obsolete inventory or a benefit from inventory previously written down. Many of the orders we receive from our customers and distributors request delivery of product on relatively short notice and with lead times less than our manufacturing cycle time. In order to provide competitive delivery times to our customers, we build and stock a certain amount of inventory in anticipation of customer demand that may not materialize. Moreover, as is common in the semiconductor industry, we generally allow customers to cancel orders with minimal advance notice. Thus, even product built to satisfy specific customer orders may not ultimately be required to fulfill customer demand.

Income Taxes

We establish a tax provision for the anticipated tax consequences of the reported results of operations. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax carryforwards. We record valuation allowances, when necessary, to reduce our deferred tax assets to the amount that management estimates is more likely than not to be realized. If, in the future, we determine that we are not likely to realize all or part of our net deferred tax assets, an adjustment to the deferred tax asset valuation allowance would be recorded as a charge to earnings in the period such determination is made.

We measure and recognize uncertain tax positions in accordance with U.S. GAAP, whereby we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the merits of the position.

The calculation of our tax liabilities involves the inherent uncertainty associated with the application of U.S. GAAP and complex tax laws. We are subject to examination by various taxing authorities. We believe we have adequately provided in our financial statements for additional taxes that we estimate may be required to be paid as a result of such examinations. If the payment ultimately proves to be unnecessary, the reversal of the tax liabilities would result in tax benefits being recognized in the period we determine the liabilities are no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

Results of Operations

Results of operations expressed as a percentage of net sales were as follows:

	2012	2011	2010
Net sales	**100.0 %**	**100.0 %**	**100.0 %**
Cost of sales	30.4 %	29.6 %	29.0 %
Gross margin	**69.6 %**	**70.4 %**	**71.0 %**
Research and development expense	20.2 %	15.8 %	13.5 %
Selling, general, and administrative expense	16.3 %	13.5 %	13.0 %
Compensation expense (benefit) - deferred compensation plan	0.4 %	(0.1)%	0.3 %
(Gain) loss on deferred compensation plan securities	(0.4)%	0.1 %	(0.3)%
Interest income and other	(0.5)%	(0.2)%	(0.2)%
Interest expense	0.4 %	0.2 %	0.2 %
Income tax expense	2.0 %	3.8 %	4.3 %
Net income	**31.2 %**	**37.3 %**	**40.1 %**

Sales Overview

Net sales were $1.78 billion in 2012, $2.06 billion in 2011 and $1.95 billion in 2010. *Net sales* decreased by 14% in 2012 from 2011. The *Net sales* decrease in 2012 was due to a decrease in customer demand across all vertical markets and in all geographies. We saw strong growth in sales of our New Products while there was a decrease in our Mainstream and Mature Product categories.

Net sales increased by 6% in 2011 from 2010, out-pacing the general semiconductor, ASIC, ASSP and PLD markets by a wide margin. The significant increase in *net sales* was primarily driven by strong growth in sales of our New and Mainstream Products. In 2011, with design incumbency from our 40-nanometer product success, our momentum continued in 28-nanometer, and our FPGA market share improved.

Huawei Technologies Co., Ltd. ("Huawei"), an OEM, individually accounted for 16% of net sales in 2012 and 13% in each of 2011 and 2010. No other individual OEM accounted for more than 10% of net sales in 2012, 2011 or 2010. See Note 5 - Accounts Receivable, Net and Significant Customers to our consolidated financial statements.

Sales by Product Category

We classify our products into three categories: New, Mainstream, and Mature and Other Products. The composition of each product category is as follows:

- **New Products** include the Stratix® V, Stratix IV, Arria® V, Arria II , Cyclone® IV , MAX® V, and HardCopy® IV devices.
- **Mainstream Products** include the Stratix III, Cyclone III, MAX II, and HardCopy III devices.
- **Mature and Other Products** include the Stratix II , Stratix , Arria GX, Cyclone II, Cyclone, Classic™, MAX 3000A, MAX 7000, MAX 7000A, MAX 7000B, MAX 7000S, MAX 9000, HardCopy II, HardCopy, FLEX® series, APEX™ series, Mercury™ and Excalibur™ devices, configuration and other devices, intellectual property cores, and software and other tools.

The product categories above approximate the relative life cycle stages of our products. New Products are primarily comprised of our most advanced products. Customers typically select these products for their latest generation of electronic systems. Demand is generally driven by prototyping and production needs. Mainstream Products are somewhat older products that are generally no longer design-win vehicles. Demand is driven by customers' later stage production-based needs. Mature Products are yet older products with demand generated by the oldest customer systems still in production. This category also includes sales of software, intellectual property and other miscellaneous devices.

Net Sales by product category were as follows:

	2012	2011	2010	Annual Growth Rate 2012	Annual Growth Rate 2011
New	32%	22%	11%	22 %	107 %
Mainstream	30%	34%	32%	(22)%	11 %
Mature and Other	38%	44%	57%	(26)%	(18)%
Net Sales	100%	100%	100%	(14)%	6 %

Sales by Vertical Market

The following vertical market data is derived from data that is provided to us by our distributors and end customers. With a broad base of customers, who in some cases manufacture end products spanning multiple market segments, the assignment of net sales to a vertical market requires the use of estimates, judgment and extrapolation. As such, actual results may differ from those reported.

Net Sales by vertical market were as follows:

	2012	2011	2010	Annual Growth Rate 2012	Annual Growth Rate 2011
Telecom & Wireless	44%	43%	44%	(12)%	4 %
Industrial Automation, Military & Automotive	21%	23%	21%	(22)%	12 %
Networking, Computer & Storage	17%	17%	14%	(11)%	29 %
Other	18%	17%	21%	(10)%	(13)%
Net Sales	100%	100%	100%	(14)%	6 %

Sales of FPGAs and CPLDs

Our PLDs consist of field-programmable gate arrays, or FPGAs, and complex programmable logic devices, or CPLDs. FPGAs consist of our Stratix, Cyclone, Arria, APEX, FLEX and ACEX series, as well as our Excalibur and Mercury families. CPLDs consist of our MAX, MAX II, and Classic families. Our other products consist of HardCopy, HardCopy II and other masked programmed logic devices, configuration devices, software and other tools and IP cores (collectively, "Other Products").

Net sales of FPGAs, CPLDs and Other Products were as follows:

	2012	2011	2010	Annual Growth Rate 2012	Annual Growth Rate 2011
FPGA	84%	81%	82%	(11)%	5 %
CPLD	9%	10%	12%	(22)%	(11)%
Other Products	7%	9%	6%	(27)%	41 %
Net Sales	100%	100%	100%	(14)%	6 %

Sales by Geography

The following table is based on the geographic location of the original equipment manufacturers or the distributors who purchased our products. The geographic location of distributors may be different from the geographic location of the ultimate end users.

Net Sales by geography were as follows:

	2012	2011	2010	Annual Growth Rate 2012	Annual Growth Rate 2011
Americas	18%	19%	19%	(18)%	7 %
Asia Pacific	43%	41%	42%	(9)%	2 %
EMEA	25%	25%	23%	(15)%	17 %
Japan	14%	15%	16%	(18)%	(1)%
Net Sales	100%	100%	100%	(14)%	6 %

Price Concessions and Product Returns from Distributors

We sell the majority of our products to distributors worldwide at a list price. Our distributors resell our products to end customers at a very broad range of individually negotiated prices based on a variety of factors, including customer, product, quantity, geography and competitive differentiation. Under these circumstances, we remit back to the distributor a portion of its original purchase price after the resale transaction is completed and we validate the distributor's resale information, including end customer, device, quantity and price, against the distributor price concession that we have approved in advance. To receive price concessions, distributors must submit the price concession claims to us for approval within 60 days of the resale of the product to an end customer. Primarily because of the uncertainty related to the final price, we defer revenue recognition on sales to distributors until our products are sold from the distributor to the end customer, which is when our price is fixed or determinable. Accordingly, these pricing uncertainties impact our results of operations, liquidity and capital resources. Total price concessions earned by distributors were $4.3 billion and $4.0 billion for 2012 and 2011, respectively. See Note 8: Deferred Income and Allowances on Sales to Distributors to our consolidated financial statements. Average aggregate price concessions typically range from 65% to 80% of our list price on an annual basis, depending upon the composition of our sales, volume and factors associated with timing of shipments to distributors or payment of price concessions.

Our distributors have certain rights under our contracts to return defective, overstocked, obsolete and discontinued products. Our stock rotation program generally allows distributors to return unsold product to Altera, subject to certain contract limits, based on a percentage of sales occurring over various periods prior to the stock rotation. Products resold by the distributor to end customers are no longer eligible for return, unless specifically authorized by us. In addition, we generally warrant our products against defects in material, workmanship and non-conformance to our specifications. Returns from distributors totaled $82.6 million and $127.6 million for 2012 and 2011, respectively. See Note 8: Deferred Income and Allowances on Sales to Distributors to our consolidated financial statements.

Gross Margin

	2012	2011	2010
Gross Margin Percentage	69.6%	70.4%	71.0%

Our gross margin rates are heavily influenced by both vertical market mix and the timing of material cost improvements. While these variables will continue to fluctuate on a cyclical basis, our gross margin target over the long term is 67%. We believe that the 67% gross margin target will enable us to achieve our desired balance between growth and profitability. Our gross margin percentage decreased in 2012 by 0.8 points when compared with 2011. The decrease was primarily attributable to an unfavorable vertical market mix when compared with 2011.

Gross margin percentage decreased in 2011 by 0.6 points compared to 2010. The decrease was primarily due to the change in the mix of revenue by vertical market.

Research and Development Expense

Research and development expense includes costs for compensation and benefits, development masks, prototype wafers, and depreciation and amortization. These expenditures are for the design of new PLD and ASIC families, the development of process technologies, new package technology, software to support new products and design environments, and IP cores.

We will continue to make significant investments in the development of new products and focus our efforts on the development of new programmable logic devices that use advanced semiconductor wafer fabrication processes, as well as related development software. We are currently investing in the development of future silicon products, as well as our Quartus II software, our library of IP cores and other future products.

($ in millions)	2012	2011	2010	2012 vs. 2011 Change	2011 vs. 2010 Change
Research and Development Expense	$ 360.4	$ 325.7	$ 264.6	11%	23%
Percentage of Net Sales	20.2%	15.8%	13.5%		

Research and development expense for 2012 increased by $34.7 million, or 11%, compared with 2011. The increase was primarily attributable to a $27.4 million increase in personnel-related costs due to an increase in the number of employees, a $12.4 million increase in product development activities, a $6.8 million increase in rental and telephone expense, a $5.2 million increase in stock-based compensation driven by an increase in the number of employees and a $4.8 million increase in depreciation and maintenance and repair expenses. These increases were partially offset by a $24.4 million decrease in variable compensation expenses based on lower operating results in 2012.

Research and development expense for 2011 increased by $61.1 million, or 23%, when compared with 2010. The increase was primarily attributable to a $23.8 million increase in personnel-related costs due to an increase in the number of employees, a $9.1 million increase in stock-based compensation driven by an increase in the number of employees, and a $25.0 million increase in product development activities.

Selling, General, and Administrative Expense

Selling, general, and administrative expense primarily includes compensation and benefits related to sales, marketing and administrative employees, commissions and incentives, depreciation, legal, advertising, facilities and travel expenses.

($ in millions)	2012	2011	2010	2012 vs. 2011 Change	2011 vs. 2010 Change
Selling, General and Administrative Expense	$ 289.9	$ 279.2	$ 254.5	4%	10%
Percentage of Net Sales	16.3%	13.5%	13.0%		

Selling, general, and administrative expense for 2012 increased by $10.7 million, or 4%, when compared with 2011. The increase was primarily attributable to a $9.8 million increase in personnel-related costs due to an increase in the number of employees, a $5.4 million increase in stock-based compensation driven by an increase in the number of employees, an $8.4 million increase in professional services and consulting fees. These increases were partially offset by a $13.4 million decrease in variable compensation expenses based on lower operating results in 2012.

Selling, general, and administrative expense for 2011 increased by $24.7 million, or 10%, when compared with 2010. The increase was primarily attributable to an $8.3 million increase in personnel-related costs due to an increase in the number of employees, an $11.1 million increase in stock-based compensation driven by an increase in the number of employees, and a $6.3 million increase in professional services and consulting fees.

Deferred Compensation Plan

We allow our U.S.-based officers and director-level employees to defer a portion of their compensation under the Altera Corporation Non-Qualified Deferred Compensation Plan (the "NQDC Plan"). Since the inception of the NQDC Plan, we have not made any contributions to the NQDC Plan and we have no commitments to do so in the future. There are no NQDC Plan provisions that provide for any guarantees or minimum return on investments. Investment income or loss earned by the NQDC Plan is recorded as *(Gain)/loss on deferred compensation plan securities* in our consolidated statements of comprehensive income. We reported (gain)/loss on NQDC Plan assets of $(7.1) million, $2.0 million and $(6.8) million in 2012, 2011 and 2010, respectively. These amounts resulted from the overall market performance of the underlying securities. The investment (gain)/loss also represents an (increase) decrease in the future payout to employees and is recorded as *Compensation expense (benefit) - deferred compensation plan* in our consolidated statements of comprehensive income. The compensation expense (benefit) associated with our deferred compensation plan obligations is offset by (gain)/loss from related securities. The net effect of the investment income or loss and related compensation expense or benefit has no impact on our income before income taxes, net income, or cash balances. See Note 16 - Employee Benefits Plans to our consolidated financial statements for a detailed discussion of our NQDC Plan.

Interest Income and Other

Interest income and other consists mainly of interest income generated from investments in bonds, money market funds and high-quality fixed income securities. The increase in *Interest income and other* in 2012 compared with 2011 was primarily due to higher cash and investments and changes in our investment portfolio elections during 2012 that generated higher investment income. *Interest income and other* remained relatively flat in 2011 compared with 2010 as neither returns nor invested balances changed significantly.

Interest Expense

The increase in *Interest expense* in 2012 compared with 2011 was mainly due to the new long-term debt, which has a higher effective interest rate than the former credit facility. See Note 17: Credit Facility and Long-Term Debt for further discussion. In 2011, the year-over-year decrease in *Interest expense* when compared with 2010 was due primarily to the slight decrease of the LIBOR rate.

Income Tax Expense

Our effective tax rate reflects the impact of significant amounts of our earnings being taxed in foreign jurisdictions at rates substantially below the U.S. statutory rate. Our effective tax rates were 5.9% for 2012, 9.2% for 2011 and 9.8% for 2010.

The significant net decrease in our effective tax rate in 2012 when compared with 2011 was primarily due to higher one-time tax benefits in 2012 compared to 2011, partially offset by the absence of a U.S. federal research and development tax credit in 2012, due to its expiration in 2011. During 2012, the effective tax rate includes the following net tax benefits associated with the release of liabilities for uncertain tax positions: 1) a $24.4 million net tax benefit primarily associated with the expiration of the federal statutes of limitation, the reassessment and recognition of previously unrecognized federal tax benefits, and the reversal of the related interest accruals; 2) a $6.9 million net tax benefit as a result of a Statutory Notice of Deficiency received from the IRS for 2005 to 2007; and 3) a $9.1 million net tax benefit as a result of the expiration of the statutes of limitations for certain foreign jurisdictions. In 2011, we reversed $4.3 million of liabilities for uncertain tax positions as a result of a Statutory Notice of Deficiency received from the Internal Revenue Service for 2002 through 2004. In addition, in 2011 we reversed $8.2 million of liabilities for uncertain tax positions upon expiration of the statutes of limitations and settlement with certain foreign jurisdictions.

Our 2011 effective tax rate was favorably affected by the higher benefit of the 2011 adjustments as compared to 2010. During 2011, we reversed $4.3 million of liabilities for uncertain tax positions as a result of a Statutory Notice of Deficiency received from the Internal Revenue Service for 2002 through 2004. In addition, we reversed $8.2 million of liabilities for uncertain tax positions upon expiration of the statutes of limitations and settlement with certain foreign jurisdictions. In 2010, we reversed $19.4 million of liabilities for uncertain tax positions, partially offset by an $8.2 million charge related to the revaluation of our state deferred tax assets.

Financial Condition, Liquidity, Credit Facility and Capital Resources

Overview

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. In May 2012, we issued 1.75% senior notes that will mature on May 15, 2017 (the "Notes") in the aggregate principal amount of $500 million. We used the net proceeds to repay our former credit facility. In June 2012, we entered into a credit agreement that provides for a $250 million unsecured revolving line of credit (the "Facility"), which is scheduled to mature in June 2017. As of December 31, 2012, we had no borrowings under the Facility. As such, the $250 million available under the Facility represents a source of liquidity. See Note 17: Credit Facility and Long-Term Debt to our consolidated financial statements for further discussion.

We currently use cash to fund dividends, capital expenditures and repurchases of our common stock. Based on past performance and current expectations, we believe that our current available sources of funds (including cash, cash equivalents, short-term investments and the Facility, plus anticipated cash generated from operations) will be adequate to finance our operations, cash dividends, capital expenditures and stock repurchases for at least the next year.
Our cash and cash equivalents balance decreased by $495.3 million during the year ended December 31, 2012. The change in cash and cash equivalents for 2012, 2011 and 2010 was as follows:

(In millions)	2012	2011	2010
Net cash provided by operating activities	$ 587.2	$ 959.6	$ 856.7
Net cash used in investing activities	(767.2)	(170.9)	(23)
Net cash (used in) provided by financing activities	(315.3)	(181.9)	384.8
Net (decrease) increase in cash and cash equivalents	$ (495.3)	$ 606.8	$ 1,218.5

Total cash and cash equivalents accounted for 62% and 79% of total assets at December 31, 2012 and 2011, respectively.

Operating Activities

In 2012, our operating activities provided $587.2 million in cash, primarily attributable to net income of $556.8 million, adjusted for non-cash stock-based compensation expense of $87.1 million (net of related tax effects), depreciation and amortization of $36.9 million, deferred income tax expense of $8.8 million and changes in working capital accounts. Significant changes in working capital accounts (excluding cash and cash equivalents) included a $91.4 million increase in *Accounts receivable, net*, a $30.4 million increase in *Inventories*, a $3.1 million increase in *Other assets*, a $50.6 million decrease in *Accounts payable and other liabilities*, a $66.1 million increase in *Deferred income and allowances on sales to distributors* and an $8.6 million increase in *Income tax payable*.

Our sales to distributors are primarily made under agreements allowing for subsequent price adjustments and returns, and we defer recognition of revenue until the products are resold by the distributor. At the time of shipment to distributors, we (1) record a trade receivable at the list selling price since there is a legally enforceable obligation from the distributor to pay us currently for product delivered, (2) relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor, and (3) record deferred revenue and deferred cost of sales in *Deferred income and allowances on sales to distributors* in the liability section of our condensed consolidated balance sheets. Decreases in *Accounts receivable, net* associated with lower billings are generally offset by corresponding decreases in *Deferred income and allowances on sales to distributors*. However, timing differences between gross billings, advances to distributors, discounts earned, collections, revenue recognition and changes in the mix of sales to OEMs and distributors may result in a temporary interruption to the normal relationship between these two accounts.

The $91.4 million increase in *Accounts receivable, net*, and the $66.1 million increase in *Deferred income and allowances on sales to distributors* principally relates to increased gross billings to distributors and OEMs, associated with an upward trend in demand for certain products in the fourth quarter of 2012 compared with the same period in 2011.

The $30.4 million increase in *Inventories* was attributable to increased production of new products in the fourth quarter of 2012 compared with the same period in 2011.

The $3.1 million increase in *Other assets* primarily resulted from the increase in deferred financing costs as a result of the issuance of long-term debt, offset by returns of advances from distributors and a decrease in prepaid income taxes and other prepaids due to timing.

The $50.6 million decrease in *Accounts payable and other liabilities* was primarily attributable to a decrease in the accrual for product development activities due to timing and the accrual for sales incentives and variable compensation as a result of lower operating results, partially offset by an increase in other accrued liabilities.

The $8.6 million increase in *Income tax payable* was primarily attributable to higher tax liabilities along with timing related to the payment of taxes.

In 2011, our operating activities provided $959.6 million in cash, primarily attributable to net income of $770.7 million, adjusted for non-cash stock-based compensation expense of $81.6 million (net of related tax effects), depreciation and amortization of $31.9 million, deferred income tax expense of $15.7 million and changes in working capital accounts. Significant changes in working capital accounts (excluding cash and cash equivalents) included a $131.3 million decrease in *Accounts receivable, net*, a $24.2 million decrease in *Inventories*, a $54.7 million decrease in *Other assets*, a $32.5 million decrease in *Accounts payable and other liabilities*, a $148.8 million decrease in *Deferred income and allowances on sales to distributors* and a $31.1 million increase in *Income tax payable*.

Investing Activities

During 2012, our investing activities resulted in a use of cash primarily for the purchase of available for sale securities of $921.4 million. This included $501.1 million used to purchase U.S. Treasury securities which provide an approximate economic hedge of the interest rate exposure of our Notes. In addition, we made purchases of property and equipment of $60.9 million and purchase of intangible assets and other investment of $7.2 million, partially offset by cash proceeds from the maturities and sales of available-for-sale investments of $220.8 million.

During 2011, our investing activities resulted in a use of cash primarily for the purchase of available for sale securities of $164.4 million and purchases of property and equipment of $31.8 million, partially offset by cash proceeds from the maturities and sales of available-for-sale investments of $25.0 million.

Financing Activities

During 2012, our financing included repayment of our former credit facility in the aggregate principal amount of $500.0 million, a use of cash for the repurchase of common stock of $229.1 million, dividend payments of $115.5 million, and minimum statutory withholding for vested restricted stock units of $31.5 million, partially offset by cash proceeds of $500.0 million from the issuance of long-term debt and cash proceeds of $49.7 million from the issuance of common stock to employees through our employee stock plans.

During 2011, our financing activities resulted in a use of cash for the repurchase of common stock of $197.0 million, dividend payments of $90.1 million, and minimum statutory withholding for vested restricted stock units of $32.2 million, partially offset by cash proceeds of $120.0 million from the issuance of common stock to employees through our employee stock plans.

Our dividend policy could be impacted in the future by, among other items, future changes in our cash flows from operations and our capital spending needs such as those relating to research and development, investments and acquisitions, common stock repurchases and other strategic investments.

Contractual Obligations

The following table summarizes our significant contractual cash obligations as of December 31, 2012, and the effect that such obligations are expected to have on liquidity and cash flows in future periods:

		Payments Due by Period			
(In millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations [1]	$ 33.4	$ 9.1	$ 9.2	$ 5.8	$ 9.3
Wafer purchase obligations [2]	138.4	138.4	—	—	—
Long term debt	500.0	—	—	500.0	—
Interest on long term debt [3]	39.4	8.8	17.5	13.1	—
Obligations under service award program [4]	9.1	2.3	1.2	2.0	3.6
Electronic design automation software licenses [5]	5.8	2.9	2.9	—	—
Total contractual cash obligations	$ 726.1	$ 161.5	$ 30.8	$ 520.9	$ 12.9

(1) We lease facilities under non-cancelable lease agreements expiring at various times through 2017. Rental expense under all operating leases was $10.6 million in 2012, and $8.1 million in each of 2011 and 2010.

(2) Due to lengthy subcontractor lead times, we must order materials and services from these subcontractors well in advance, and we are obligated to pay for the materials once they are completed. We expect to receive and pay for these materials in 2013.
(3) Interest is based on our $500 million aggregate principal amount of 1.75% senior notes that will mature on May 15, 2017 (the "Notes") with an effective interest rate of 1.91%. Interest on the Notes is payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2012. The Notes are governed by a base and supplemental indenture between Altera and U.S. Bank National Association, as trustee.
(4) We offer to the majority of our U.S and non-U.S. employees participation in the Service Award Program ("SAP"). The SAP provides employees with one to four weeks of additional paid vacation upon their attainment of five, ten, fifteen, twenty, twenty-five and thirty-year service anniversaries. See Note 16: Employee Benefits Plans to our consolidated financial statements.
(5) As of December 31, 2012, we had $5.8 million of non-cancelable license obligations to providers of electronic design automation software and maintenance expiring at various dates throughout December 2014.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits as of December 31, 2012, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $272.0 million of unrecognized tax benefits classified as *Income tax payable- non-current* in the accompanying consolidated balance sheet as of December 31, 2012, have been excluded from the contractual obligations table above. See Note 14: Income Taxes to our consolidated financial statements for a discussion of income taxes.

In addition to the above obligations we enter into a variety of agreements and financial commitments in the normal course of business. It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments pursuant to such agreements have not been material. We believe that any future payments required pursuant to such agreements would not be significant to our consolidated financial condition or operating results.

Impact of Foreign Currency and Inflation

We have international operations and incur expenditures in currencies other than U.S. dollars. For non-U.S. subsidiaries and branches, foreign currency transaction gains and losses and the impact of the remeasurement of local currency assets and liabilities into U.S. dollars in 2012, 2011 and 2010 were not significant. We do not enter into foreign exchange transactions for trading or speculative purposes.

Common Stock Repurchases

We repurchase shares under our stock purchase program announced on July 15, 1996, which has no specified expiration. No existing repurchase plans or programs have expired, nor have we decided to terminate any repurchase plans or programs prior to expiration. Since the inception of our stock repurchase program through December 31, 2012, our board of directors has authorized 203.0 million shares for repurchase and we have repurchased a total of 190 million shares of our common stock for an aggregate cost of $4.1 billion. As of December 31, 2012, 13 million shares remained authorized for repurchase under our stock repurchase program.

Common stock repurchase activity was as follows:

(In millions, except per share amounts)	2012	2011
Shares repurchased	6.9	4.8
Cost of shares repurchased	$ 229.1	$ 197.0
Average price per share	$ 33.10	$ 41.05

No shares were repurchased in 2010.

Off-balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Subsequent Events

On January 21, 2013, our board of directors declared a cash dividend of $0.10 per common share payable on March 1, 2013 to stockholders of record on February 11, 2013.

The American Taxpayer Relief Act of 2012, which was enacted on January 2, 2013, extends the federal research tax credit retroactively for two years from January 1, 2012 through December 31, 2013. The tax benefit from the extension of the federal research tax credit of $10.6 million will be reflected in the income tax provision in the quarter ending March 29, 2013.

On January 31, 2013, the IRS conceded an adjustment for certain inter-company transactions in our litigation over the 2004 through 2007 tax years. The concession only impacted our 2007 tax year. Our other inter-company transactions continue to be subject to litigation for 2004 through 2007. As a result of this concession, we expect to recognize a tax and interest benefit of $7.5 million during the three months ending March 29, 2013 due to the release of certain tax reserves.

New Accounting Pronouncements

The information contained in Note 2: Significant Accounting Policies to our consolidated financial statements in Part II, Item 8 under the heading *"Recent Accounting Pronouncements"* is incorporated by reference into this Part II, Item 7.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio, which consists of fixed income securities with a fair value of approximately $893.2 million as of December 31, 2012. Our primary aim with our investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. Our investment portfolio includes U.S. and foreign government and agency securities, corporate bonds, commercial paper, bank certificates of deposit and municipal bonds. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. These securities are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical 100 basis-point (one percentage point) increase or decrease in interest rates compared to rates at December 31, 2012 would have affected the fair value of our investment portfolio by approximately $25.0 million.

Equity Price Risk

We are exposed to equity price risk inherent in the marketable equity securities held in our investment portfolio and our NQDC Plan. A hypothetical 10% adverse change in the stock prices of these equity securities would not result in a material impact on our consolidated financial position, operating results or cash flows.

Foreign Currency Risk

We have international operations and incur expenditures in currencies other than U.S. dollars. To date, our exposure to exchange rate volatility, resulting from foreign currency transaction gains and losses and remeasurement of local currency assets and liabilities into U.S. dollars, has been insignificant. If foreign currency rates were to fluctuate by 10% from rates in effect at December 31, 2012, the resulting transaction gains or losses and the effects of remeasurement would not materially affect our consolidated financial position, operating results or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Table Of Contents

ALTERA CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amount)	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 2,876,627	$ 3,371,933
Short-term investments	140,958	65,222
Total cash, cash equivalents, and short-term investments	3,017,585	3,437,155
Accounts receivable, net	323,708	232,273
Inventories	152,721	122,279
Deferred income taxes - current	59,049	58,415
Deferred compensation plan - marketable securities	60,321	54,041
Deferred compensation plan - restricted cash equivalents	17,116	17,938
Other current assets	49,852	52,710
Total current assets	3,680,352	3,974,811
Property and equipment, net	206,148	171,721
Long-term investments	704,758	74,033
Deferred income taxes - non-current	17,082	26,629
Other assets, net	49,488	35,074
Total assets	$ 4,657,828	$ 4,282,268
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 50,036	$ 52,154
Accrued liabilities	29,005	34,029
Accrued compensation and related liabilities	40,606	78,181
Deferred compensation plan obligations	77,437	71,979
Deferred income and allowances on sales to distributors	345,993	279,876
Credit facility	—	500,000
Total current liabilities	543,077	1,016,219
Income taxes payable - non-current	272,000	263,423
Long-term debt	500,000	—
Other non-current liabilities	9,304	8,730
Total liabilities	1,324,381	1,288,372
Commitments and contingencies (See “Note 10 - Commitments and Contingencies”)		
Stockholders' equity:		
Common stock: $.001 par value; 1,000,000 shares authorized; outstanding - 319,564 at December 31, 2012 and 322,054 shares at December 31, 2011	320	322
Capital in excess of par value	1,122,555	1,050,752
Retained earnings	2,204,980	1,942,955
Accumulated other comprehensive income (loss)	5,592	(133)
Total stockholders' equity	3,333,447	2,993,896
Total liabilities and stockholders' equity	$ 4,657,828	$ 4,282,268

See accompanying notes to consolidated financial statements.

ALTERA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share amounts)	YEARS ENDED December 31, 2012	December 31, 2011	December 31, 2010
Net sales	$ 1,783,035	$ 2,064,475	$ 1,954,426
Cost of sales	541,523	610,329	566,942
Gross margin	1,241,512	1,454,146	1,387,484
Research and development expense	360,421	325,733	264,649
Selling, general, and administrative expense	289,854	279,217	254,495
Compensation expense (benefit) - deferred compensation plan	7,055	(1,964)	6,839
(Gain) loss on deferred compensation plan securities	(7,055)	1,964	(6,839)
Interest income and other	(8,388)	(3,544)	(3,330)
(Gain)/loss reclassified from other comprehensive income	(268)	18	—
Interest expense	7,976	3,730	3,843
Income before income taxes	591,917	848,992	867,827
Income tax expense	35,110	78,281	84,943
Net income	$ 556,807	$ 770,711	$ 782,884
Other comprehensive income (loss):			
Unrealized gain/(loss) on investments:			
Unrealized holding gain/(loss) on investments arising during period, net of tax of $114 and ($17)	5,839	(149)	—
Less: Reclassification adjustments for (gain)/loss on investments included in net income, net of tax of $25 and ($2)	(114)	16	—
	5,725	(133)	—
Unrealized gain on derivatives:			
Unrealized gain on derivatives arising during period, net of tax of $45	84	—	—
Less: Reclassification adjustments for gain on derivatives included in net income, net of tax of $45	(84)	—	—
	—	—	—
Other comprehensive income (loss):	5,725	(133)	—
Comprehensive income	$ 562,532	$ 770,578	$ 782,884
Net income per share:			
Basic	$ 1.74	$ 2.39	$ 2.55
Diluted	$ 1.72	$ 2.35	$ 2.49
Shares used in computing per share amounts:			
Basic	320,830	321,892	307,302
Diluted	324,497	327,606	313,912
Cash dividends per common share	$ 0.36	$ 0.28	$ 0.22

See accompanying notes to consolidated financial statements.

ALTERA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	YEARS ENDED December 31, 2012	December 31, 2011	December 31, 2010
Cash Flows from Operating Activities:			
Net income	$ 556,807	$ 770,711	$ 782,884
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,862	31,927	27,535
Stock-based compensation	93,586	82,750	62,118
Deferred income tax expense	8,824	15,657	34,256
Tax effect of employee stock plans	9,811	16,162	27,444
Excess tax benefit from employee stock plans	(16,278)	(17,307)	(21,866)
Changes in assets and liabilities, net of the effects of acquisition:			
Accounts receivable, net	(91,435)	131,341	(145,330)
Inventories	(30,442)	24,245	(76,819)
Other assets	(3,050)	54,661	(52,805)
Accounts payable and other liabilities	(50,566)	(32,534)	59,200
Deferred income and allowances on sales to distributors	66,117	(148,836)	146,826
Income taxes payable	8,576	31,116	15,746
Deferred compensation plan obligations	(1,598)	(293)	(2,494)
Net cash provided by operating activities	587,214	959,600	856,695
Cash Flows from Investing Activities:			
Purchases of property and equipment	(60,913)	(31,812)	(12,442)
Proceeds from sales of deferred compensation plan securities, net	1,598	293	2,494
Purchases of available-for-sale securities	(921,430)	(164,408)	—
Proceeds from sale and maturity of available-for-sale securities	220,784	25,003	—
Acquisition related payments, net of cash acquired	—	—	(8,004)
Purchases of intangible assets	(2,280)	—	(5,000)
Purchase of other investments	(4,935)	—	—
Net cash used in investing activities	(767,176)	(170,924)	(22,952)
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock through various stock plans	49,665	119,989	453,719
Shares withheld for employee taxes	(31,472)	(32,152)	(20,164)
Payment of dividends to stockholders	(115,514)	(90,060)	(67,774)
Proceeds from issuance of long-term debt	500,000	—	—
Repayment of credit facility	(500,000)	—	—
Long-term debt and credit facility issuance costs	(5,244)	—	—
Repurchases of common stock	(229,057)	(197,023)	—
Excess tax benefit from employee stock plans	16,278	17,307	21,866
Principal payments on capital lease obligation	—	—	(2,866)
Net cash (used in) provided by financing activities	(315,344)	(181,939)	384,781
Net (decrease) increase in cash and cash equivalents	(495,306)	606,737	1,218,524
Cash and cash equivalents at beginning of period	3,371,933	2,765,196	1,546,672
Cash and cash equivalents at end of period	$ 2,876,627	$ 3,371,933	$ 2,765,196
Supplemental cash flow information:			
Income taxes paid, net	$ 9,797	$ 9,856	$ 29,887
Interest paid	$ 6,898	$ 3,704	$ 3,395

See accompanying notes to consolidated financial statements.

ALTERA CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Number of Common Shares	Common Stock and Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2009	296,817	372,395	712,941	—	1,085,336
Net income	—	—	782,884	—	782,884
Issuance of common stock through employee stock plans, net	23,460	453,808	—	—	453,808
Restricted stock withholding	(783)	(6,457)	(13,707)	—	(20,164)
Stock-based compensation expense	—	62,118	—	—	62,118
Tax effect of employee stock plans	—	27,444	—	—	27,444
Dividends paid	—	—	(67,774)	—	(67,774)
Balance, December 31, 2010	319,494	909,308	1,414,344	—	2,323,652
Components of comprehensive income:					
Net income	—	—	770,711	—	770,711
Change in net unrealized loss on available-for-sale securities, net of tax benefit of $17	—	—	—	(133)	(133)
Total comprehensive income	—	—	—	—	770,578
Issuance of common stock through employee stock plans, net	8,146	119,989	—	—	119,989
Restricted stock withholding	(786)	(10,936)	(21,216)	—	(32,152)
Repurchases of common stock	(4,800)	(66,199)	(130,824)	—	(197,023)
Stock-based compensation expense	—	82,750	—	—	82,750
Tax effect of employee stock plans	—	16,162	—	—	16,162
Dividends paid	—	—	(90,060)	—	(90,060)
Balance, December 31, 2011	322,054	1,051,074	1,942,955	(133)	2,993,896
Components of comprehensive income:					
Net income	—	—	556,807	—	556,807
Change in net unrealized gain on available-for-sale securities, net of tax of $74	—	—	—	5,725	5,725
Total comprehensive income	—	—	—	—	562,532
Issuance of common stock through employee stock plans, net	5,302	49,665	—	—	49,665
Restricted stock withholding	(871)	(9,796)	(21,676)	—	(31,472)
Repurchases of common stock	(6,921)	(71,465)	(157,592)	—	(229,057)
Stock-based compensation expense	—	93,586	—	—	93,586
Tax effect of employee stock plans	—	9,811	—	—	9,811
Dividends paid	—	—	(115,514)	—	(115,514)
Balance, December 31, 2012	319,564	1,122,875	2,204,980	5,592	3,333,447

See accompanying notes to consolidated financial statements.

Note 1: The Company

Altera Corporation was founded in 1983 and reincorporated in the State of Delaware in 1997. We design, manufacture, and market high-performance, high-density programmable logic devices, or PLDs, HardCopy ASIC devices, pre-defined design building blocks known as intellectual property ("IP") cores, and associated development tools. Our PLDs, which consist of field-programmable gate arrays, or FPGAs, and complex programmable logic devices, or CPLDs, are semiconductor integrated circuits that are manufactured as standard chips that our customers program to perform desired logic functions within their electronic systems. With our HardCopy devices we offer our customers a migration path from a PLD to a low-cost, high-volume, non-programmable implementation of their designs. Our customers can license IP cores from us for implementation of standard functions in their PLD designs. Customers develop, compile, and verify their PLD designs, and then program their designs into our PLDs using our proprietary development software, which operates on personal computers and engineering workstations. Our products serve a wide range of customers within the Telecom and Wireless, Industrial Automation, Military and Automotive, Networking, Computer and Storage and Other vertical markets.

Note 2: Significant Accounting Policies

BASIS OF PRESENTATION | The consolidated financial statements include our accounts as well as those of our wholly-owned subsidiaries after elimination of all significant inter-company balances and transactions.

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

CASH EQUIVALENTS AND INVESTMENTS | Cash equivalents consist of highly liquid investments with a maturity of three months or less from the date of original purchase. As of December 31, 2012 and 2011, our cash equivalents consisted of money market funds, commercial paper, U.S. agency securities and U.S. treasury securities.

As of December 31, 2012, our short-term investments consist of U.S. agency securities, U.S. treasury securities, non-U.S. government securities, corporate bonds and municipal bonds with original maturities greater than three months and remaining maturities less than one year from the balance sheet date. Long-term investments consist of U.S. agency securities, U.S. treasury securities, non-U.S. government securities, corporate bonds and municipal bonds with remaining maturities greater than one year.

Management determines the appropriate classification of investments at the time of purchase and re-evaluates the designations as of each balance sheet date. As of December 31, 2012, all investments in our portfolio, other than those associated with our deferred compensation plan, were classified as available-for-sale. Available-for-sale investments are carried at their fair value based on quoted market prices as of the balance sheet date. Realized gains or losses are determined on the specific identification method and are reflected in *Interest income and other* in our consolidated statements of comprehensive income. Net unrealized gains or losses are recorded directly in stockholders' equity on an after-tax basis. Those unrealized losses that are deemed to be other than temporary, of which there were none at December 31, 2012 and 2011, are reflected in *Interest income and other.* Investments classified as long-term represent funds that are deemed to be in excess of our estimated operating requirements and have remaining maturities exceeding twelve months as of the balance sheet date.

DEFERRED COMPENSATION PLAN - MARKETABLE SECURITIES | We allow our U.S.-based officers and director-level employees to defer a portion of their compensation under the Altera Corporation Non-Qualified Deferred Compensation Plan (the "NQDC Plan"). The investments held in the NQDC Plan consist of publicly traded equity securities, mutual funds and fixed income securities. We account for these investments as trading securities with gains or losses reported as *(Gain) loss on deferred compensation plan securities* in our consolidated statements of comprehensive income.

DEFERRED COMPENSATION PLAN - RESTRICTED CASH EQUIVALENTS | As of December 31, 2012 and 2011, the cash equivalents held in the NQDC Plan consisted of money market funds and were classified as restricted cash equivalents due to legal restrictions associated with the trust held under the Plan.

INVENTORIES | Inventories are recorded at the lower of actual cost (approximated by standard cost) determined on a first-in-first-out basis or market. We establish provisions for inventory if it is in excess of projected customer demand, and the creation of such provisions results in a write-down of inventory to net realizable value and a charge to cost of sales.

PROPERTY AND EQUIPMENT | Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives of three to seven years are used for equipment and office furniture, up to forty years for buildings and fifty years for land rights. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the remaining lease term or the estimated useful life of the asset. Property and equipment also includes costs related to the development of internal use software.

BUSINESS COMBINATIONS AND INTANGIBLE ASSETS | Amounts paid for acquisitions are allocated to the tangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. We then allocate the purchase price in excess of net tangible assets acquired to identifiable intangible assets. The fair value of identifiable intangible assets is based on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date. We evaluate the remaining useful life of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining useful life. If the estimate of an intangible asset's remaining useful life is changed, we amortize the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

LONG-LIVED ASSET IMPAIRMENT | We perform reviews of long-lived assets to determine if facts and circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess the recoverability of the long-lived assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment losses, if any, are based on the excess of the carrying amount over the fair value of those assets.

FAIR VALUE OF FINANCIAL INSTRUMENTS | We define fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. This is sometimes referred to as an "exit price". As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability, also taking into consideration the principal or most advantageous market in which market participants would transact and the market based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk and credit risk. We apply the following fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs such as quoted prices in active markets

Level 2 - Inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3 - Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions

This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, we measure certain financial assets and liabilities at fair value, which consist of our cash equivalents and marketable securities.

Our cash equivalents and investment securities are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include money market securities, exchange traded stocks and open-end mutual funds. Such instruments are generally classified within Level 1 of the fair value hierarchy.

The types of instruments valued based on other observable inputs include bank commercial deposits, corporate commercial paper and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

For certain of our financial instruments, including cash equivalents, accounts receivable, accounts payable, and accrued liabilities, the carrying value approximates fair value due to their short maturities.

CONCENTRATIONS OF CREDIT RISK AND KEY SUPPLIERS | Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash, cash equivalents, and accounts receivable.

We place our cash and cash equivalents in a variety of financial instruments and, by policy, limit the amount of credit exposure through diversification and by restricting our investments to highly rated investment-grade securities.

We sell our products to distributors and original equipment manufacturers ("OEMs") throughout the world. We attempt to mitigate the concentration of credit risk in our trade receivables through a credit evaluation process, collection terms and by having distributor sales to diverse end customers. Net sales are the sum of our own direct sales to OEMs plus our distributors' resale of Altera products. We rely heavily on two distributors and one OEM to generate a significant portion of our sales.

We depend upon Taiwan Semiconductor Manufacturing Company ("TSMC") to manufacture our silicon wafers. We also depend on TSMC to improve process technologies in a timely manner and to enhance our product designs and cost structure. We have no formalized long-term commitment from TSMC. If market demand for silicon wafers suddenly exceeds market supply, our supply of silicon wafers can become limited quickly. A shortage in foundry manufacturing capacity could hinder our ability to meet demand for our products. Moreover, silicon wafers constitute more than half of our product cost. If we are unable to procure wafers at favorable prices, our gross margins will be adversely affected.

Independent subcontractors, located primarily in Asia, assemble and test our semiconductor products. Because we rely on independent subcontractors to perform these services, we cannot directly control our product delivery schedules or quality levels. Our future success also depends on the financial viability of our independent subcontractors. If the capital structures of our independent subcontractors weaken, we may experience product shortages, quality assurance problems, increased manufacturing costs, and/or supply chain disruption.

The economic, market, social, and political situations in countries where certain independent subcontractors are located are unpredictable, can be volatile, and can have a significant impact on our business because we may not be able to obtain product in a timely manner. Market and political conditions, including manufacturing capacity constraints, currency fluctuation, terrorism, political strife, war, labor disruption, and other factors, including natural or man-made disasters, adverse changes in tax laws, tariff, import or export quotas, power and water shortages, or interruption in air transportation in areas where our independent subcontractors are located also could have a severe negative impact on our operating capabilities.

REVENUE RECOGNITION | We sell our products to original equipment manufacturers, or OEMs, and to electronic components distributors who resell these products to OEMs, or their subcontract manufacturers. We sell the majority of our products to distributors for subsequent resale to OEMs or their subcontract manufacturers. In most cases, sales to distributors are made under agreements allowing for subsequent price adjustments and returns, and we defer recognition of revenue until the products are resold by the distributor, at which time our final net sales price is fixed. At the time of shipment to distributors, we (1) record a trade receivable at the list selling price since there is a legally enforceable obligation from the distributor to pay us currently for product delivered, (2) relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor, and (3) record deferred revenue and deferred cost of sales in *Deferred income and allowances on sales to distributors* in the liability section of our consolidated balance sheets.

Deferred income effectively represents the gross margin on the sale to the distributor; however, the amount of gross margin we recognize in future periods will be less than the originally recorded deferred income as a result of negotiated price concessions. We sell the majority of our products to distributors worldwide at a list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points based on a variety of factors, including customer, product, quantity, geography and competitive differentiation. The majority of our distributors' resales are priced at a discount from list price. Under these circumstances, we remit back to the distributor a portion of its original purchase price after the resale transaction is completed and we validate the distributor's resale information, including end customer, device, quantity and price, against the distributor price concession that we have approved in advance. To receive price concessions, distributors must submit the price concession claims to Altera for approval within 60 days of the resale of the product to an end customer. Primarily because of the uncertainty related to the final price, we defer revenue recognition on sales to distributors until our products are sold by the distributor to the end customer, which is when our price is fixed or determinable. A substantial portion of *Deferred income and allowances on sales to distributors* balance represents a portion of distributors' original purchase price that will be remitted back to the distributor in the future. The wide range and variability of negotiated price concessions granted to distributors does not allow us to accurately estimate the portion of the balance in *Deferred income and allowances on sales to distributors* that will be remitted back to the distributors. Therefore, we do not reduce deferred income or accounts receivable by anticipated future price concessions; instead, price concessions are typically recorded against *Deferred income and allowances on sales to distributors* when incurred, which is generally at the time the distributor sells the product to an end customer.

Our distributors have certain rights under our contracts to return defective, overstocked, obsolete and discontinued products. Our stock rotation program generally allows distributors to return unsold product to Altera, subject to certain contract limits based on a percentage of sales occurring over various periods prior to the stock rotation. Products resold by the distributor to end customers are no longer eligible for return. In addition, we generally warrant our products against defects in material, workmanship and material non-conformance to our specifications.

Revenue from products sold directly to OEMs is recognized upon shipment provided that persuasive evidence of an arrangement exists, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. We present any taxes assessed by a governmental authority that are both imposed on and concurrent with our sales on a net basis, excluded from revenues. We record reserves for OEM sales returns and allowances, as a component of *Accounts receivable, net*, in the accompanying consolidated balance sheets.

IMPAIRMENT OF DEFERRED COST OF SALES | Our deferred cost of sales represents the products shipped from Altera to our distributors. We evaluate whether our deferred cost of sales has been impaired based on expected net cash flows to be received for the deferred item. In assessing the impairment of our deferred cost of sales, we use the FASB guidance, which establishes the lower-of-cost-or-market rule as the guiding principle to be used in assessing whether cost or a lower estimate of realizable value should be used for inventories. We apply our inventory valuation procedures, including potential impairment due to excess or obsolescence, to Altera owned inventory and distributor owned inventory. Realization of the deferred cost occurs because we earn revenue in excess of the amount of costs deferred.

DERIVATIVE FINANCIAL INSTRUMENTS | We account for derivative instruments and hedging activities as either assets or liabilities in the statement of financial position and carry them at fair value. Derivatives that are not designated as hedges for accounting purposes are adjusted to fair value through earnings. We do not enter into foreign exchange transactions for trading or speculative purposes.

INDEMNIFICATION AND PRODUCT WARRANTY | We indemnify certain customers, distributors, suppliers, and subcontractors for attorneys' fees and damages and costs awarded against these parties in certain circumstances in which our products are alleged to infringe third party intellectual property rights, including patents, trade secrets, trademarks, or copyrights. We cannot estimate the amount of potential future payments, if any, that we might be required to make as a result of these agreements. To date, we have not paid any claims nor have we been required to defend any action related to our indemnification obligations, and accordingly, we have not accrued any amounts for such indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

We generally warrant our devices for one year against defects in materials, workmanship and material non-conformance to our specifications. We accrue for known warranty issues if a loss is probable and can be reasonably estimated, and accrue for estimated but unidentified issues based on historical activity. If there is a material increase in customer claims compared with our historical experience or if the costs of servicing warranty claims are greater than expected, we may record a charge against cost of sales. Warranty expense was not significant for any period presented in our consolidated statements of comprehensive income.

INCOME TAXES | Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the financial statements. Deferred tax assets and liabilities are determined based on the differences between the book and tax bases of assets and liabilities and operating loss carryforwards, using tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to reduce net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the uncertainty. To the extent a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations, including uncertain tax positions, are included in income tax expense.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. A significant portion of these potential tax liabilities are recorded in non-current income taxes payable as payment is not expected within one year.

STOCK-BASED COMPENSATION PLANS | We recognize compensation expense for all stock-based awards based on the grant-date estimated fair values, net of an estimated forfeiture rate. We use the Black-Scholes option pricing model to determine the estimated fair value for certain awards. Stock-based compensation cost for restricted stock units is measured based on the closing fair market value of our common stock on the date of the grant, reduced by the present value of the estimated expected future dividends, and then multiplied by the number of restricted stock units ("RSUs") and perfomance-based restricted stock units ("PRSUs") granted.

The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods in our consolidated statements of comprehensive income. For stock options and RSUs, the grant-date value, less estimated pre-vest forfeitures, is expensed on a straight-line basis over the vesting period. PRSUs are expensed using a graded vesting schedule. The vesting period for stock options, RSUs and PRSUs is generally four years.

FOREIGN CURRENCY REMEASUREMENT | The U.S. dollar is the functional currency for all of our foreign subsidiaries. The monetary assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue, expenses, gains or losses are remeasured at the average exchange rate for the period. Non-monetary assets and liabilities are remeasured at historical exchange rates. The resultant remeasurement gains or losses are included in *Interest income and other* in the consolidated statements of comprehensive income. Such gains or losses are insignificant for all periods presented.

RESEARCH AND DEVELOPMENT EXPENSE | Research and development expense includes costs for compensation and benefits, development masks, prototype wafers, and depreciation and amortization. Research and development costs are charged to expense as incurred.

ADVERTISING EXPENSES | We expense advertising costs as incurred. Advertising expenses were $7.4 million, $5.8 million and $6.0 million in 2012, 2011 and 2010, respectively.

INCOME PER SHARE | We compute basic income per share by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. To determine diluted share count, we apply the treasury stock method to determine the dilutive effect of outstanding stock option shares, restricted stock units, and employee stock purchase plan ("ESPP") shares. Our application of the treasury stock method includes as assumed proceeds the average unamortized stock-based compensation expense for the period and the impact of the pro forma deferred tax benefit or cost associated with stock-based compensation expense.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), *Presentation of Comprehensive Income*, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity. We adopted the guidance in 2012 with no significant impact on our consolidated financial statements or related footnotes.

Note 3: Acquisition

In December 2010, we acquired all of the outstanding equity of Avalon Microelectronics, Inc. ("Avalon"), a leading provider of FPGA based Optical Transport Network solutions, for cash consideration of $8.0 million, net of acquired cash. This acquisition supports our strategy to increase resources and funding to develop, license, and deliver more IP cores, frameworks, and reference designs to our targeted markets. In connection with the acquisition, we were required to pay future installments of $7.5 million to Avalon's former shareholder over the four-year service period ending December, 2014, required by this arrangement, contingent upon the continued employment of this individual by Altera. Approximately $1.9 million was recognized as compensation expense in our consolidated statements of comprehensive income for each of the years ended December 31, 2012 and 2011.

The following amounts represent the fair value of the identifiable assets acquired and liabilities assumed:

(In thousands)	Amount	Amortization life (in years)
Current assets, net of cash acquired	$ 1,902	
Fixed and other long-term assets, net	729	
Identified intangible assets:		
Completed technology	5,670	6 to 10
Customer relationships	910	5 to 6
Backlog	730	1
Goodwill	2,329	
Total assets acquired	12,270	
Deferred tax liabilities	(3,550)	
Other liabilities assumed	(716)	
Net assets acquired	$ 8,004	

Note 4: Financial Instruments

Cash, Cash Equivalents and Marketable Securities

The following tables summarize our cash and available-for-sale securities by significant investment category.

	December 31, 2012						
(In thousands)	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Marketable Securities	Long-Term Marketable Securities
Cash	$ 89,194	$ —	$ —	$ 89,194	$ 89,194	$ —	$ —
Available for sale:							
Level 1:							
Money market funds	2,739,904	—	—	2,739,904	2,739,904	—	—
U.S. treasury securities	564,713	5,231	(3)	569,941	33,519	22,493	513,929
Subtotal	3,304,617	5,231	(3)	3,309,845	2,773,423	22,493	513,929
Level 2:							
U.S. agency securities	116,802	58	(1)	116,859	11,799	53,438	51,622
Non-U.S. government securities	11,644	10	(2)	11,652	—	2,730	8,922
Municipal bond	1,372	1	—	1,373	—	752	621
Corporate securities	193,048	436	(64)	193,420	2,211	61,545	129,664
Subtotal	322,866	505	(67)	323,304	14,010	118,465	190,829
Total	$ 3,716,677	$ 5,736	$ (70)	$ 3,722,343	$ 2,876,627	$ 140,958	$ 704,758

	December 31, 2011						
(In thousands)	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-Term Marketable Securities	Long-Term Marketable Securities
Cash	$ 165,122	$ —	$ —	$ 165,122	$ 165,122	$ —	$ —
Available for sale:							
Level 1:							
Money market funds	3,189,462	—	—	3,189,462	3,189,462	—	—
U.S. treasury securities	6,199	—	—	6,199	—	6,199	—
Corporate securities	12,999	—	—	12,999	10,999	2,000	—
Subtotal	3,208,660	—	—	3,208,660	3,200,461	8,199	—
Level 2:							
U.S. agency securities	41,167	11	(7)	41,171	750	25,890	14,531
Non-U.S. government securities	8,221	—	(8)	8,213	—	8,213	—
Municipal bond	754	—	(1)	753	—	—	753
Corporate securities	87,415	84	(230)	87,269	5,600	22,920	58,749
Subtotal	137,557	95	(246)	137,406	6,350	57,023	74,033
Total	$ 3,511,339	$ 95	$ (246)	$ 3,511,188	$ 3,371,933	$ 65,222	$ 74,033

We have made certain cost method investments of approximately $4.5 million. These investments are included within *Other assets, net* in our consolidated balance sheets.

The adjusted cost and estimated fair value of marketable debt securities (corporate bonds, municipal bonds, U.S. and foreign government securities, and U.S. treasury securities) as of December 31, 2012, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	December 31, 2012	
(In thousands)	Adjusted Cost	Estimated Fair Value
Due in one year or less	$ 188,431	$ 188,487
Due after one year through five years	699,148	704,758
	$ 887,579	$ 893,245

Derivative Financial Instruments

We have used derivative financial instruments primarily to manage foreign currency exchange rate risk. Substantially all of our operational expenditures are transacted in U.S. dollars. However, operating expenditures of our subsidiaries are incurred in or exposed to other currencies, primarily the Malaysian Ringgit. We have hedged portions of the forecasted foreign currency exposure associated with operational expenditures in Malaysia generally up to three months in advance. We recorded all derivatives at fair value. These forward foreign currency exchange contracts were designated and qualified as cash flow hedges, and the effective portion of the gain or loss on the forward contracts was reported as a component of other comprehensive income and reclassified into net income in the same period during which the hedged transaction affected earnings.

We did not have any open hedge contracts as of December 31, 2012 and 2011.

Note 5: Accounts Receivable, Net and Significant Customers

Account receivable, net was comprised of the following:

(In thousands)	December 31, 2012	December 31, 2011
Gross accounts receivable	$ 324,260	$ 232,838
Allowance for doubtful accounts	(500)	(500)
Allowance for sales returns	(52)	(65)
Accounts receivable, net	$ 323,708	$ 232,273

We determine the allowance requirement, on an account by account basis, by calculating an estimated financial risk for each OEM customer or distributor and taking into account other available information that indicates that receivable balances may not be fully collectible. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

We sell our products to OEMs and to electronic components distributors who resell these products to OEMs, or their subcontract manufacturers. Net sales by customer type and net sales to significant customers were as follows:

(Percentage of Net Sales)	2012	2011	2010
Sales to distributors	71%	73%	81%
Sales to OEMs	29%	27%	19%
	100%	100%	100%
Significant Distributors[1]:			
Arrow Electronics, Inc. ("Arrow")	40%	39%	46%
Macnica, Inc. ("Macnica")	21%	21%	20%

(1) Except as presented above, no other distributor accounted for greater than 10% of our net sales for 2012, 2011 or 2010.

One OEM accounted for 16% of our net sales in 2012 and 13% in each of 2011 and 2010. No other individual OEM accounted for more than 10% of our net sales for 2012, 2011 or 2010.

As of December 31, 2012, accounts receivable from Arrow and Macnica individually accounted for approximately 30% and 47%, respectively, of our total accounts receivable. As of December 31, 2011, accounts receivable from Arrow, Macnica and Avnet, Inc. including its affiliates, individually accounted for approximately 30%, 43% and 11%, respectively, of our total accounts receivable. No other distributor or OEM accounted for more than 10% of our accounts receivable as of December 31, 2012 or 2011.

Note 6: Inventories

Inventories were comprised of the following:

(In thousands)	December 31, 2012	December 31, 2011
Raw materials	$ 12,447	$ 9,293
Work in process	88,643	71,696
Finished goods	51,631	41,290
Total inventories	$ 152,721	$ 122,279

Note 7: Property and Equipment

Property and equipment, net was comprised of the following:

(In thousands)	December 31, 2012	December 31, 2011
Land and land rights	$ 23,157	$ 23,157
Buildings	159,247	148,323
Equipment and software	256,725	232,793
Office furniture and fixtures	24,531	23,440
Leasehold improvements	11,915	7,652
Construction in progress	1,705	5,836
Property and equipment, at cost	477,280	441,201
Accumulated depreciation and amortization	(271,132)	(269,480)
Property and equipment, net	$ 206,148	$ 171,721

Depreciation expense was $32.9 million in 2012, $28.9 million in 2011, and $26.7 million in 2010. Depreciation and amortization expense as presented in our consolidated statements of cash flows includes the above amounts, together with amortization expense on our intangible assets. Intangible asset amortization expense was $4.0 million and $3.0 million for 2012 and 2011, respectively, and was not significant for 2010.

Note 8: Deferred Income and Allowances on Sales to Distributors

Deferred income and allowances on sales to distributors is comprised of the following components:

(In thousands)	December 31, 2012	December 31, 2011
Deferred revenue on shipments to distributors	$ 363,641	$ 302,815
Deferred cost of sales on shipments to distributors	(28,101)	(30,536)
Deferred income on shipments to distributors	335,540	272,279
Other deferred revenue [1]	10,453	7,597
Total	$ 345,993	$ 279,876

(1) Principally represents revenue deferred on our maintenance contacts, software and intellectual property licenses.

The Deferred income and allowances on sales to distributor activity was as follows:

(In thousands)	2012	2011
Balance at beginning of period	$ 279,876	$ 428,711
Deferred revenue recognized upon shipment to distributors	5,517,540	5,189,404
Deferred costs of sales recognized upon shipments to distributors	(238,256)	(279,875)
Decrease in advances to distributors	648	65,847
Revenue recognized upon sell-through to end customers	(1,023,465)	(1,260,208)
Costs of sales recognized upon sell-through to end customers	237,703	283,308
Earned distributor price concessions [1]	(4,345,473)	(4,021,944)
Returns	(82,577)	(127,646)
(Decrease) increase in other deferred revenue	(3)	2,279
Balance at end of period	$ 345,993	$ 279,876

(1) Average aggregate price concessions typically range from 65% to 80% of our list price on an annual basis, depending upon the composition of our sales, volumes and factors associated with the timing of shipments to distributors.

We sell the majority of our products to distributors worldwide at a list price. However, distributors resell our products to end customers at a very broad range of individually negotiated prices based on a variety of factors, including customer, product, quantity, geography and competitive differentiation. The majority of our distributors' sales to their customers are priced at a discount from our list price. Under these circumstances, we remit back to the distributor a portion of its original purchase price after the resale transaction is completed and we validate the distributor's resale information, including end customer, device, quantity and price, against the distributor price concession that we have approved in advance. To receive price concessions, distributors must submit the price concession claims to us for approval within 60 days of the resale of the product to an end customer. It is our practice to apply these negotiated price discounts to future purchases, requiring the distributor to settle receivable balances, on a current basis, generally within 30 days, for amounts originally invoiced.

Note 9: Accumulated Other Comprehensive Income (Loss)

The following table presents the components of, and the changes in, accumulated other comprehensive income (loss), net of tax:

(In thousands)	December 31, 2011	Other Comprehensive Income	December 31, 2012
Accumulated unrealized (losses) gains on available-for-sale securities, net of tax	$ (133)	$ 5,725	$ 5,592
Accumulated other comprehensive (loss) income	$ (133)	$ 5,725	$ 5,592

Note 10: Commitments and Contingencies

OPERATING LEASE COMMITMENTS | We lease facilities and equipment under non-cancelable lease agreements expiring at various times, as presented below. The facility leases generally require us to pay property taxes, insurance, maintenance, and repair costs. Total rental expense under all operating leases was $10.6 million in 2012, $8.1 million in 2011 and $9.0 million in 2010, respectively. We have the option to extend or renew most of our leases which may increase the future minimum lease commitments. Future minimum lease payments under all non-cancelable operating lease obligations as of December 31, 2012 are as follows:

Year	Operating
	(In thousands)
2013	$ 9,093
2014	5,344
2015	3,823
2016	3,075
2017	2,756
2018 and thereafter	9,334
Total	$ 33,425

PURCHASE OBLIGATIONS | We depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and test services. Due to lengthy subcontractor lead times, we must order these materials and services from these subcontractors well in advance, and we are obligated to pay for the materials when received and services once they are completed. As of December 31, 2012, we had approximately $138.4 million million of outstanding purchase commitments to such subcontractors. We expect to receive and pay for these materials and services over the next six months.

OTHER COMMITMENTS | In addition to operating lease obligations, we enter into a variety of agreements and financial commitments in the normal course of business. It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments pursuant to such agreements have not been material. We believe that any future payments required pursuant to such agreements would not be material to our financial condition or results of operations.

LEGAL PROCEEDINGS | On December 8, 2010, Intellectual Ventures I LLC and Intellectual Ventures II LLC ("Intellectual Ventures") filed a lawsuit in the United States District Court for the District of Delaware against Altera, Microsemi Corporation, and Lattice Semiconductor Corporation alleging that Altera infringes five patents. The complaint requests unspecified monetary damages including enhanced damages for willful infringement. In February 2011, Intellectual Ventures filed a First Amended Complaint adding Xilinx, Inc. as a defendant. In March 2011, Altera answered the complaint and asserted counterclaims against Intellectual Ventures for non-infringement and invalidity of the asserted patents. The defendants filed motions in the District of Delaware to transfer the case to the United States District Court for the Northern District of California and to stay the action pending re-examination proceedings in the United States Patent and Trademark Office. Intellectual Ventures opposed the motions. In January 2012, the United States District Court for the District of Delaware denied the defendants' motion to transfer the case to the Northern District of California, and in February 2012, the court denied the defendants' motion to stay. Three of the four defendants, including Altera, filed a writ of mandamus in the Court of Appeals for the Federal Circuit requesting that the case be transferred to the Northern District of California. In July 2012, the Court of Appeals for the Federal Circuit denied the writ of mandamus. Because the case is at a very early stage, it is not possible for us to determine whether there is a reasonable possibility that a loss has been incurred nor can we estimate the range of potential loss. The case is currently scheduled for trial in May 2014.

We file income tax returns with the Internal Revenue Service ("IRS") and in various U.S. states and foreign jurisdictions. In 2008, the IRS completed field examinations of our tax returns for 2002 through 2004 and proposed an additional tax liability of $34.5 million, excluding interest. We contested this proposed additional tax liability in the IRS Office of Appeals and resolved several of the issues. On December 8, 2011, the IRS issued a Statutory Notice of Deficiency, revising the assessment of additional taxes for 2002 through 2004 to $19.8 million, excluding interest. The Notice relates primarily to inter-company adjustments between related companies, computational adjustments to the research and development ("R&D") credit and reductions to the benefits of tax credit carrybacks and carryforwards to subsequent years. On March 6, 2012, we filed a petition in the U.S. Tax Court to request a redetermination of the tax deficiency regarding certain IRS adjustments for 2004. We deposited $18.0 million as a cash bond with IRS in 2008, and converted this amount to tax payments in March 2012. On May 8, 2012, the IRS filed its petition response in the U.S. Tax Court, in which the IRS conceded the R&D credit adjustment for 2004. In June 2012, the federal statute of limitations for the 2002 and 2003 tax years expired.

In addition, in 2010 the IRS completed field examinations for 2005 through 2007 and proposed an additional tax liability of $34.2 million, excluding interest. On January 23, 2012, the IRS issued a Statutory Notice of Deficiency, revising the assessment of additional taxes for 2005 through 2007 to $21.4 million, excluding interest. The Notice relates primarily to inter-company adjustments between related companies and reductions to the benefits of tax credit carrybacks and carryforwards to subsequent years. On April 20, 2012, we filed a petition in the U.S. Tax Court to request a redetermination of the tax deficiencies regarding certain IRS adjustments for 2005 through 2007. On June 21, 2012, the IRS filed its petition response in the U.S. Tax Court.

On August 15, 2012, the case for the 2004 tax year was combined with that for the 2005 through 2007 tax years. A judge has been assigned to our case and a motion for continuance has been granted. We believe we have made adequate tax payments or accrued adequate amounts for our tax liabilities for 2004 through 2007 and that the outcome of the above matters will not have a material adverse effect on our consolidated operating results, cash flows or financial position.

On January 31, 2013, the IRS conceded an adjustment for certain inter-company transactions in our litigation over the 2004 through 2007 tax years. The concession only impacted our 2007 tax year. Our other inter-company transactions continue to be subject to litigation for 2004 through 2007. As a result of this concession, we expect to recognize a tax and interest benefit of $7.5 million during the three months ending March 29, 2013 due to the release of certain tax reserves. We expect to present our legal arguments on other inter-company transactions that are subject to ligation to the U.S. Tax Court by the end of 2013.

Note 11: Income per Share

A reconciliation of basic and diluted income per share is presented below:

(In thousands, except per share amounts)	2012	2011	2010
Basic:			
Net income	$ 556,807	$ 770,711	$ 782,884
Basic weighted shares outstanding	320,830	321,892	307,302
Net income per share	$ 1.74	$ 2.39	$ 2.55
Diluted:			
Net income	$ 556,807	$ 770,711	$ 782,884
Weighted shares outstanding	320,830	321,892	307,302
Effect of dilutive securities:			
Stock options, ESPP shares, and restricted stock unit shares	3,667	5,714	6,610
Diluted weighted shares outstanding	324,497	327,606	313,912
Net income per share	$ 1.72	$ 2.35	$ 2.49

In applying the treasury stock method, we excluded 1.8 million stock option shares and restricted stock units for 2012 because their effect was anti-dilutive. While these stock option shares and restricted stock units are currently anti-dilutive, they could be dilutive in the future. Anti-dilutive stock option shares totaled 1.8 million for 2011 and 3.5 million for 2010. All restricted stock units outstanding as of December 31, 2011 and December 31, 2010 were included in our treasury stock method calculation.

Note 12: Stockholders' Equity

COMMON STOCK REPURCHASES | We repurchase shares under our stock purchase program announced on July 15, 1996, which has no specified expiration. No existing repurchase plans or programs have expired, nor have we decided to terminate any repurchase plans or programs prior to expiration. Since the inception of our stock repurchase program through December 31, 2012, our board of directors has authorized 203.0 million shares for repurchase and we have repurchased a total of 190.0 million shares of our common stock for an aggregate cost of $4.1 billion. All shares were retired upon acquisition and have been recorded as a reduction of *Common stock, Capital in excess of par value* and *Retained earnings*, as applicable. As of December 31, 2012, 13.0 million shares remained authorized for repurchase under our stock repurchase program.

Common stock repurchase activity was as follows:

(In millions, except per share amounts)	2012	2011
Shares repurchased	6.9	4.8
Cost of shares repurchased	$ 229.1	$ 197.0
Average price per share	$ 33.10	$ 41.05

Note 13: Stock-Based Compensation

Our stock-based compensation plans include the 2005 Equity Incentive Plan (the "2005 Plan") and the 1987 Employee Stock Purchase Plan ("ESPP").

2005 EQUITY INCENTIVE PLAN | Our equity incentive program is a broad-based, long-term retention program intended to attract, motivate, and retain talented employees as well as align stockholder and employee interests. The 2005 Plan provides stock-based incentive compensation ("awards") to both our eligible employees and non-employee directors. Awards that may be granted under the 2005 Plan include non-qualified and incentive stock options, restricted stock units ("RSU"s), performance-based restricted stock units ("PRSU"s), restricted stock awards, stock appreciation rights, and stock bonus awards. To date, awards granted under the 2005 Plan consist of stock options, RSUs and PRSUs. The majority of stock-based awards granted under the 2005 Plan vest over four years. Stock options granted under the 2005 Plan have a maximum contractual term of ten years. As of December 31, 2012, the 2005 Plan had a total of 28.1 million shares reserved for future issuance, of which 21.2 million shares were available for future grants.

Historically, we used equity awards in the form of stock options as one of the means for recruiting and retaining highly skilled talent. RSUs and PRSUs are the most frequently issued type of long-term equity-based award for eligible employees.

A summary of activity for our RSUs and PRSUs for 2012 and information regarding RSUs and PRSUs outstanding and expected to vest as of December 31, 2012 is as follows:

(In thousands, except per share amounts and terms)	Number of Shares	Weighted-Average Grant-Date Fair Market Value Per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value[(1)]
Outstanding, December 31, 2011	8,176	$ 31.62		
Grants	2,412	$ 33.58		
Vested	(2,983)	$ 27.50		
Forfeited	(645)	$ 32.02		
Outstanding, December 31, 2012	6,960	$ 34.03	1.5	$ 239,354
Vested and expected to vest, December 31, 2012	6,166	$ 34.03	1.4	$ 212,051

(1) Aggregate intrinsic value represents the closing price per share of our stock on December 31, 2012, multiplied by the number of RSUs and PRSUs outstanding or vested and expected to vest as of December 31, 2012.

The total fair value of RSUs and PRSUs vested and expensed during 2012, 2011 and 2010 was $81.0 million, $71.8 million and $53.4 million, respectively.

A summary of stock option activity for 2012 and information regarding stock options outstanding, exercisable, and vested and expected to vest as of December 31, 2012 is as follows:

(In thousands, except per share amounts and terms)	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value[(1)]
Outstanding, December 31, 2011	6,138	$ 22.96		
Grants	748	$ 34.23		
Exercises	(1,657)	$ 18.83		
Forfeited/Cancelled/Expired	(66)	$ 31.16		
Outstanding, December 31, 2012	5,163	$ 25.81	4.1	$ 50,937
Exercisable, December 31, 2012	3,791	$ 21.80	2.4	$ 49,262
Vested and expected to vest, December 31, 2012	4,992	$ 25.44	3.9	$ 50,788

(1) For those stock options with an exercise price below the closing price per share on December 31, 2012, aggregate intrinsic value represents the difference between the exercise price and the closing price per share of our common stock on December 31, 2012, multiplied by the number of stock options outstanding, exercisable, or vested and expected to vest as of December 31, 2012.

For 2012, 2011 and 2010, 1.7 million, 4.8 million and 20.0 million non-qualified stock option shares were exercised, respectively. The total intrinsic value of stock options exercised for 2012, 2011 and 2010 was $30.6 million, $97.7 million and $139.6 million, respectively. The aggregate intrinsic value represents the difference between the exercise price and the selling price received by option holders upon the exercise of stock options during the period. The total cash received from employees as a result of employee stock option exercises during 2012, 2011 and 2010 was $31.2 million, $102.3 million and $437.4 million, respectively.

The total fair value of options vested and expensed during 2012, 2011 and 2010 was $4.9 million, $4.7 million and $3.6 million, respectively.

1987 EMPLOYEE STOCK PURCHASE PLAN | Our ESPP has two consecutive, overlapping twelve-month offering periods, with a new period commencing on the first trading day on or after May 1 and November 1 of each year and terminating on the last trading day on or before April 30 and October 31. Each twelve-month offering period generally includes two six-month purchase periods. The purchase price at which shares are sold under the ESPP is 85% of the lower of the fair market value of a share of our common stock on (1) the first day of the offering period, or (2) the last trading day of the purchase period. If the fair market value at the end of any purchase period is less than the fair market value at the beginning of the offering period, each participant is automatically withdrawn from the current offering period following the purchase of shares on the purchase date and is automatically re-enrolled in the immediately following offering period.

As of December 31, 2012, 2.9 million shares were available for future issuance under the ESPP. Sales under the ESPP were 0.7 million shares of common stock at an average price of $27.90 per share for 2012, 0.7 million shares of common stock at an average price of $26.12 per share for 2011 and 1.0 million shares of common stock at an average price of $16.89 per share for 2010.

VALUATION AND EXPENSE INFORMATION | The assumptions used to estimate the fair value of stock options, ESPP shares, RSUs and PRSUs were as follows:

	2012	2011	2010
Stock options:			
Expected term (in years)	6.0	5.0	3.8
Expected stock price volatility	35.1%	32.7%	31.9%
Risk-free interest rate	1.1%	0.3%	1.6%
Dividend yield	0.8%	0.6%	0.8%
Weighted-average estimated fair value	$ 10.85	$ 12.92	$ 21.96
ESPP shares:			
Expected term (in years)	1.0	0.8	0.7
Expected stock price volatility	36.8%	35.9%	31.4%
Risk-free interest rate	0.2%	0.1%	0.3%
Dividend yield	1.1%	0.7%	0.8%
Weighted-average estimated fair value	$ 9.61	$ 12.03	$ 6.68
RSUs and PRSUs:			
Risk-free interest rate	0.3%	0.6%	0.8%
Dividend yield	1.0%	0.7%	0.8%
Weighted-average estimated fair value	$ 32.90	$ 41.30	$ 26.87

For stock options, our expected term represents the weighted average period from the date of grant to exercise, cancellation, or expiration. For ESPP shares, the expected term represents the average term from the first day of the offering period to the purchase date.

Our expected stock price volatility assumption for stock options is estimated using a combination of implied volatility for publicly traded options on our stock with a term of one year or more and our historical stock price volatility. Our expected stock price volatility assumption for ESPP shares is estimated using a combination of implied volatility for publicly traded options on our stock with a term of six months and our historical stock price volatility.

The interest rate used to value stock options and ESPP shares approximates the risk-free interest rate of a zero-coupon Treasury bond on the date of grant with a maturity date that approximates the expected term of the award.

In addition, we apply an expected forfeiture rate when amortizing stock-based compensation expense. Our stock-based compensation expense included in the consolidated statements of comprehensive income was as follows:

(In thousands)	2012	2011	2010
Cost of sales	$ 1,872	$ 1,655	$ 1,241
Research and development expense	41,652	36,410	27,298
Selling, general, and administrative expense	50,062	44,685	33,579
Pre-tax stock-based compensation expense	93,586	82,750	62,118
Income tax benefit	(23,998)	(20,278)	(18,298)
Net stock-based compensation expense	$ 69,588	$ 62,472	$ 43,820

No stock-based compensation was capitalized during any period presented above. As of December 31, 2012, unrecognized stock-based compensation cost related to outstanding unvested stock options, RSUs, PRSUs and ESPP shares that are expected to vest was approximately $170.9 million. This unrecognized stock-based compensation cost is expected to be recognized over a weighted average period of approximately 2.4 years. To the extent the actual forfeiture rate is different from our estimate, stock-based compensation related to these awards will be different from our expectations.

We settle employee stock option exercises, ESPP purchases, RSUs and PRSUs vesting with newly issued common shares.

Note 14: Income Taxes

Income tax expense consists of:

(In thousands)	2012	2011	2010
Current tax expense:			
United States ("U.S.")	$ 2,622	$ 21,618	$ 30,305
State	245	235	1,224
Foreign	23,419	40,771	19,158
Total current tax expense	26,286	62,624	50,687
Deferred taxes:			
U.S.	8,824	21,024	11,252
State	—	(22)	23,004
Foreign	—	(5,345)	—
Total deferred tax expense	8,824	15,657	34,256
Total income tax expense	$ 35,110	$ 78,281	$ 84,943

Deferred income tax assets were as follows:

(In thousands)	December 31, 2012	December 31, 2011
Deferred income on sales to distributors	$ 14,246	$ 13,710
Acquisition costs	1,480	2,894
Deferred compensation	24,664	24,523
Stock compensation	16,923	18,506
Other accrued expenses and reserves	31,158	32,501
Tax credits	21,829	13,640
Gross deferred tax assets	110,300	105,774
Valuation Allowance	(18,430)	(10,898)
Deferred tax assets, net of valuation allowance	91,870	94,876
Depreciation and amortization	(15,739)	(9,832)
Net deferred tax assets	$ 76,131	$ 85,044

As of December 31, 2012, we had $17.4 million of California research and development tax credit carry forwards. The California credits can be carried forward indefinitely.

The valuation allowance of $18.4 million as of December 31, 2012 primarily relates to a California law change providing the option to elect the single sales factor apportionment method to attribute taxable income to California for tax years beginning on or after January 1, 2011. The single sales method became mandatory for tax years beginning on or after January 1, 2013. We expect that the income subject to tax in California will be lower than under prior tax law and therefore realization of our California deferred tax assets is no longer more likely than not to occur.

The provisions related to the tax accounting for stock-based compensation prohibit the recognition of a deferred tax asset for an excess benefit that has not yet been realized. As a result, we will only recognize an excess benefit from stock-based compensation in additional paid-in-capital if an incremental tax benefit is realized after all other tax attributes currently available to us have been utilized. In addition, we have elected to account for the indirect benefits of stock-based compensation such as the R&D tax credit through the consolidated statements of comprehensive income.

The items accounting for the difference between income taxes computed at the federal statutory rate and income tax expense are as follows:

(In thousands)	2012	2011	2010
Tax expense at U.S. statutory rates	$ 207,171	$ 297,151	$ 303,849
State taxes, net of federal benefit	203	203	27,058
Foreign tax rate differential	(165,572)	(225,234)	(240,873)
Executive compensation deduction limitation	2,346	3,237	1,277
Research tax credits	(20,487)	(16,649)	(12,951)
Interest on unrecognized gross tax benefits	(1,968)	7,520	4,477
Deferred tax asset valuation allowance	7,532	8,198	2,700
Other, net	5,885	3,855	(594)
Total income tax expense	$ 35,110	$ 78,281	$ 84,943

We file income tax returns with the Internal Revenue Service ("IRS") and in various U.S. states and foreign jurisdictions. In 2008, the IRS completed field examinations of our tax returns for 2002 through 2004 and proposed an additional tax liability of $34.5 million, excluding interest. We contested this proposed additional tax liability in the IRS Office of Appeals and resolved several of the issues. On December 8, 2011, the IRS issued a Statutory Notice of Deficiency, revising the assessment of additional taxes for 2002 through 2004 to $19.8 million, excluding interest. The Notice relates primarily to inter-company adjustments between related companies, computational adjustments to the research and development ("R&D") credit and reductions to the benefits of tax credit carrybacks and carryforwards to subsequent years. On March 6, 2012, we filed a petition in the U.S. Tax Court to request a redetermination of the tax deficiency regarding certain IRS adjustments for 2004. We deposited $18.0 million as a cash bond with IRS in 2008, and converted this amount to tax payments in March 2012. On May 8, 2012, the IRS filed its petition response in the U.S. Tax Court, in which the IRS conceded the R&D credit adjustment for 2004. In June 2012, the federal statute of limitations for the 2002 and 2003 tax years expired.

In addition, in 2010 the IRS completed field examinations for 2005 through 2007 and proposed an additional tax liability of $34.2 million, excluding interest. On January 23, 2012, the IRS issued a Statutory Notice of Deficiency, revising the assessment of additional taxes for 2005 through 2007 to $21.4 million, excluding interest. The Notice relates primarily to inter-company adjustments between related companies and reductions to the benefits of tax credit carrybacks and carryforwards to subsequent years. On April 20, 2012, we filed a petition in the U.S. Tax Court to request a redetermination of the tax deficiencies regarding certain IRS adjustments for 2005 through 2007. On June 21, 2012, the IRS filed its petition response in the U.S. Tax Court.

On August 15, 2012, the case for the 2004 tax year was combined with that for the 2005 through 2007 tax years. A judge has been assigned to our case and a motion for continuance has been granted. We believe we have made adequate tax payments or accrued adequate amounts for our tax liabilities for 2004 through 2007 and that the outcome of the above matters will not have a material adverse effect on our consolidated operating results, cash flows or financial position.

On January 31, 2013, the IRS conceded an adjustment for certain inter-company transactions in our litigation over the 2004 through 2007 tax years. The concession only impacted our 2007 tax year. Our other inter-company transactions continue to be subject to litigation for 2004 through 2007. As a result of this concession, we expect to recognize a tax and interest benefit of $7.5 million during the three months ending March 29, 2013 due to the release of certain tax reserves. We expect to present our legal arguments on other inter-company transactions that are subject to ligation to the U.S. Tax Court by the end of 2013.

Other significant jurisdictions in which we are or may be subject to examination for fiscal years 2002 forward include China (including Hong Kong), Ireland, Malaysia, Japan, Canada, United Kingdom and the state of California. We believe we have made adequate tax payments and/or accrued adequate amounts such that the outcome of these audits will have no material adverse effect on our consolidated operating results. Due to the potential resolution of various tax examinations, and the expiration of various statutes of limitations, it is possible that our gross unrecognized tax benefits may change within the next twelve months. However, given the number of years remaining subject to examination and the number of matters being examined, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits.

The aggregate changes in the balance of gross unrecognized tax benefits for 2012, 2011 and 2010 were as follows:

(In millions)	2012	2011	2010
Balance at beginning of year	$ 306.5	$ 263.3	$ 244.1
Additions based on tax positions related to the current year	45.1	51.0	39.9
Additions for tax positions of prior years	4.8	5.7	—
Reductions for tax positions of prior years	(60.0)	(13.6)	(20.7)
Balance at end of year	$ 296.4	$ 306.5	$ 263.3

As of December 31, 2012 and December 31, 2011, the total amount of unrecognized tax benefit that, if recognized, would impact the effective tax rate was $275.9 million and $284.9 million, respectively. These amounts are presented net of federal benefits for the deduction of interest and other deductible items.

Estimated interest and penalties related to unrecognized tax benefits are recognized in tax expense. We recognized a net benefit of $6.0 million in 2012. The net benefit of $6.0 million is comprised of a $5.6 million interest and penalty accrual, offset by the reversal of $11.6 million of interest and penalties associated with the reversal of uncertain tax positions upon the expiration of the federal statute of limitations, settlement with certain foreign jurisdictions, and the Statutory Notice of Deficiency received from the IRS for 2005 through 2007. We recognized $4.8 million and $2.9 million of interest and penalties in 2011 and 2010, respectively. The balance of accrued and unpaid interest and penalties was $48.8 million and $54.8 million as of December 31, 2012 and 2011, respectively.

U.S. and foreign components of income before income taxes were:

(In thousands)	2012	2011	2010
U.S.	$ 26,216	$ 94,930	$ 116,362
Foreign	565,701	754,062	751,465
Income before income taxes	$ 591,917	$ 848,992	$ 867,827

Aggregate unremitted earnings of our foreign subsidiaries were $2.7 billion as of December 31, 2012. These earnings, which reflect full provisions for foreign income taxes, are indefinitely invested in foreign operations. If these earnings were remitted to the U.S., they would be subject to domestic and/or foreign taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

The American Taxpayer Relief Act of 2012, which was enacted on January 2, 2013, extends the federal research tax credit retroactively for two years from January 1, 2012 through December 31, 2013. The tax benefit from the extension of the federal research tax credit of $10.6 million will be reflected in the income tax provision in the quarter ending March 29, 2013.

Note 15: Segment and Geographic Information

We operate in a single industry segment comprised of the design, development, manufacture, and sale of PLDs and related software design tools. Our sales by major geographic area are based on the geographic location of the OEMs or the distributors who have purchased our products. The geographic locations of our distributors may be different from the geographic locations of our end customers.

(In thousands)	2012	2011	2010
U.S.	$ 302,478	$ 365,549	$ 327,463
Japan	256,523	311,836	315,763
China	582,344	688,304	635,474
Other	641,690	698,786	675,725
Net sales from foreign countries	1,480,557	1,698,926	1,626,962
Net sales in total	$ 1,783,035	$ 2,064,475	$ 1,954,426

Property and equipment, net by country was as follows:

(In thousands)	December 31, 2012	December 31, 2011
U.S.	$ 141,153	$ 114,905
Malaysia	55,755	48,415
Other	9,240	8,401
Property and equipment, net in foreign countries	64,995	56,816
Property and equipment, net in total	$ 206,148	$ 171,721

Note 16: Employee Benefits Plans

ALTERA CORPORATION SAVINGS AND RETIREMENT PLAN | We provide a retirement savings option to our eligible U.S. employees through the Altera Corporation Savings and Retirement Plan (the "401(k) Plan"). As allowed under Section 401 (k) of the Internal Revenue Code, the 401(k) Plan allows tax deferred salary deductions for eligible employees. Our Retirement Plans Committee administers the 401(k) Plan. Participants in the 401(k) Plan may make salary deferrals of up to 75% of their eligible annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. For every dollar deferred under the 401(k) Plan, we make a matching contribution equal to 100% of the salary deferred per pay period with a maximum of $4,500 per participant in each of 2012 and 2011 ($4,000 in 2010).

After three years of service, all matching contributions are immediately vested. Participants who reach the age of fifty before the close of the 401(k) Plan year may be eligible to make catch-up salary deferral contributions, limited by the maximum dollar amount allowed by the Internal Revenue Code. Catch-up contributions are not eligible for matching contributions. Total matching contributions to the 401(k) Plan were $5.8 million, $5.4 million, and $4.5 million in 2012, 2011 and 2010, respectively, and were expensed as incurred.

ALTERA CORPORATION NON-QUALIFIED DEFERRED COMPENSATION PLAN | We allow our U.S.-based officers and director-level employees to defer a portion of their compensation under the Altera Corporation Non-Qualified Deferred Compensation Plan ("NQDC Plan"). Our Retirement Plans Committee administers the NQDC Plan. As of December 31, 2012, there were 124 participants in the NQDC Plan who self-direct their investments in the NQDC Plan, subject to certain limitations. In the event we become insolvent, the NQDC Plan assets are subject to the claims of our general creditors. Since the inception of the NQDC Plan, we have not made any contributions to the NQDC Plan and we have no commitments to do so in the future. There are no NQDC Plan provisions that provide for any guarantees or minimum return on investments. NQDC Plan participants are prohibited from investing NQDC Plan contributions in Altera common stock. The balance of the NQDC Plan assets and related obligations was $77.4 million and $72.0 million as of December 31, 2012 and December 31, 2011, respectively.

The following tables summarize the fair value of our deferred compensation plan assets by significant investment category:

(In thousands)	**December 31, 2012**	**December 31, 2011**
Deferred compensation plan assets: (1)		
Level 1:		
Restricted cash equivalents	$ 17,116	$ 17,938
Equity securities	29,902	23,530
Mutual funds	27,073	25,375
Subtotal	74,091	66,843
Level 2:		
Fixed income securities	3,346	5,136
Total	$ 77,437	$ 71,979

(1) Included in *Deferred compensation plan - marketable securities* and *Deferred compensation plan - restricted cash equivalents* in the accompanying consolidated balance sheets as of December 31, 2012 and December 31, 2011.

Investment income or loss earned by the NQDC Plan is recorded as *(Gain) loss on deferred compensation plan securities* in our consolidated statements of comprehensive income. The investment (gain) loss also represents an (increase) decrease in the future payout to participants and is recorded as *Compensation expense (benefit) - deferred compensation plan* in our consolidated statements of comprehensive income. Compensation expense (benefit) associated with our NQDC Plan obligations is offset by (gain) loss from related securities. The net effect of investment income or loss and related compensation expense or benefit has no impact on our income before income taxes, net income, or cash balances.

Investment income (loss) from our NQDC plan assets for 2012, 2011 and 2010 was comprised of the following:

(In thousands)	2012	2011	2010
Gross realized gains from sale of trading securities	$ 1,530	$ 823	$ 1,860
Gross realized losses from sale of trading securities	(5)	—	(51)
Dividend and interest income	1,483	808	1,123
Net unrealized holding gains (losses)	4,047	(3,595)	3,907
Net investment income (loss)	$ 7,055	$ (1,964)	$ 6,839

OTHER EMPLOYEE BENEFIT PLANS We offer to U.S. and non-U.S. employees participation in a Service Award Program ("SAP"). The SAP provides employees with one to four weeks of additional paid vacation upon their achievement of five, ten, fifteen, twenty, twenty-five and thirty year service anniversaries. The following table presents the total long-term and short-term liabilities for this program, which are included in *Accrued compensation and related liabilities* and *Other non-current liabilities.*

(In thousands)	December 31, 2012	December 31, 2011
Accrued compensation and related liabilities	$ 2,261	$ 1,904
Other non-current liabilities	6,888	6,562
	$ 9,149	$ 8,466

Note 17: Credit Facility and Long-Term Debt

Credit Facility

In May 2012, we repaid in full the $500 million outstanding balance under our former credit agreement dated August 31, 2007.

On June 29, 2012, we entered into a five-year $250 million unsecured revolving credit facility (the "Facility"). Under certain circumstances, upon our request and with the consent of the lenders, the commitments under the Facility may be increased up to an additional $250 million. Borrowings under the Facility will bear interest at a base rate determined in accordance with the Facility, plus an applicable margin based upon the debt rating of our non-credit enhanced, senior unsecured long-term debt. In addition, we are obligated to pay a quarterly commitment fee, payable in arrears, based on the available commitments. This facility fee varies and is also determined based on our debt rating. The terms of the Facility require compliance with certain financial and non-financial covenants, which we have satisfied as of December 31, 2012. As of December 31, 2012, we have not borrowed any funds under the Facility.

Long-Term Debt

On May 8, 2012, we completed a public offering of $500 million aggregate principal amount of 1.75% senior notes that will mature on May 15, 2017 (the "Notes") with an effective interest rate of 1.91%. Interest on the Notes is payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2012. The Notes are governed by a base and supplemental indenture between Altera and U.S. Bank National Association, as trustee. The Notes are our unsecured and unsubordinated obligations, ranking equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any of our future indebtedness that is expressly subordinated to the Notes. We may redeem the Notes, in whole or in part, at any time and from time to time for cash at the redemption prices described in the indenture.

We received net proceeds of $495.5 million from issuance of the Notes, after deduction of issuance costs of $3.7 million and a discount of $0.8 million. The debt issuance costs are recorded in other assets and are being amortized to interest expense over five years using the effective interest method. We used the net proceeds of the Notes to re-pay our former credit facility dated August 31, 2007.

The estimated fair value of Altera's long-term debt was approximately $512.2 million at December 31, 2012. Our long-term debt is classified within Level 1 of the fair value hierarchy and the estimated fair value of the debt is based on quoted market prices.

Note 18: Declaration of Dividend Subsequent to December 31, 2012

On January 21, 2013, our board of directors declared a cash dividend of $0.10 per common share payable on March 1, 2013 to stockholders of record on February 11, 2013.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Altera Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Altera Corporation and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 15, 2013

Supplementary Financial Data (unaudited)

Quarterly Financial Information

(In thousands, except per share amounts)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
2012								
Net sales	$	383,754	$	464,831	$	495,010	$	439,440
Gross margin	$	268,920	$	323,516	$	343,003	$	306,073
Research and development expense	$	82,297	$	92,356	$	91,606	$	94,162
Selling, general, and administrative expense	$	69,785	$	71,796	$	74,243	$	74,030
Net income	$	115,834	$	162,679	$	157,489	$	120,805
Basic net income per share	$	0.36	$	0.51	$	0.49	$	0.38
Diluted net income per share	$	0.35	$	0.50	$	0.49	$	0.37
Cash dividends per common share	$	0.08	$	0.08	$	0.10	$	0.10
2011								
Net sales	$	535,813	$	548,383	$	522,474	$	457,804
Gross margin	$	388,903	$	388,667	$	355,536	$	321,040
Research and development expense	$	74,408	$	80,260	$	80,771	$	90,295
Selling, general, and administrative expense	$	69,022	$	70,182	$	69,345	$	70,667
Net income	$	224,069	$	214,627	$	185,404	$	146,611
Basic net income per share	$	0.70	$	0.66	$	0.58	$	0.46
Diluted net income per share	$	0.68	$	0.65	$	0.57	$	0.45
Cash dividends per common share	$	0.06	$	0.06	$	0.08	$	0.08

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has performed an evaluation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework.” Based on the results of this assessment, management (including our chief executive officer and our chief financial officer) has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a - 15(f) and 15(d) - 15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this Item concerning our executive officers is incorporated by reference to the section entitled "Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K. Information required by this Item concerning our directors and our nominees is incorporated by reference to the sections entitled “Proposal One - Election of Directors”, "Board and Corporate Governance Matters" and "Board of Directors and Committees" in our 2013 Proxy Statement. Information required by this Item concerning delinquent filers pursuant to Item 405 of Regulation S-K is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers, including our principal financial officer and principal accounting officer. This code of ethics is posted on our web site. The Internet address for our web site is www.altera.com, and the code of ethics can be found from our main web page by clicking on “Investor Relations” under the "About" heading, then clicking on “Corporate Governance” under the “Investor Overview” heading and choosing “Code of Ethics for Senior Financial Officers.” We will also provide a copy of the code of ethics, free of charge, upon request made to Altera Corporation, Attn: Investor Relations, 101 Innovation Drive, San Jose, California 95134. We intend to satisfy the disclosure requirement under Item 10 of Part III of Form 10-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our web site, at the location specified above.

We have adopted Corporate Governance Guidelines, which are available from our main web page by clicking on “Investor Relations” under the “About” heading, then clicking on “Corporate Governance” and choosing “Corporate Governance Guidelines.” Stockholders may request a free copy of the Corporate Governance Guidelines from the address set forth in the prior paragraph.

ITEM 11. EXECUTIVE COMPENSATION.

The sections entitled “Executive Compensation” and “Director Compensation,” in our 2013 Proxy Statement are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Equity Compensation Plan Information” in our 2013 Proxy Statement are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The sections entitled “Director Compensation” and “Certain Relationships and Related-Party Transactions” in our 2013 Proxy Statement are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The section entitled “Audit, Audit Related, Tax Fees and All Other Fees” in our 2013 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements.

   The information required by this item is included in Item 8 of Part II of this report.

2. Financial Statement Schedules.

   All schedules have been omitted as they are either not required, not applicable, or the required information is included in the financial statements or notes thereto.

3. Exhibits.

   The exhibits listed in the Exhibit Index attached to this report are filed or incorporated by reference as part of this annual report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA CORPORATION

By: /s/ RONALD J. PASEK

Ronald J. Pasek
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

February 15, 2013

POWER OF ATTORNEY

Know all persons by these present, that each person whose signature appears below constitutes and appoints Ronald J. Pasek, his or her attorney-in-fact, with the full power of substitution, for him or her, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Capacity in Which Signed	Date
/s/ JOHN P. DAANE John P. Daane	President, Chief Executive Officer, and Director and Chairman of the Board of Directors (Principal Executive Officer)	February 15, 2013
/s/ RONALD J. PASEK Ronald J. Pasek	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 15, 2013
/s/ A. BLAINE BOWMAN A. Blaine Bowman	Director	February 15, 2013
/s/ ELISHA W. FINNEY Elisha W. Finney	Director	February 15, 2013
/s/ KEVIN MCGARITY Kevin McGarity	Director	February 15, 2013
/s/ T. MICHAEL NEVENS T. Michael Nevens	Director	February 15, 2013
/s/ SHANE V. ROBISON Shane V. Robison	Director	February 15, 2013
/s/ JOHN SHOEMAKER John Shoemaker	Director	February 15, 2013
/s/ THOMAS H. WAECHTER Thomas H. Waechter	Director	February 15, 2013
/s/ SUSAN WANG Susan Wang	Director	February 15, 2013

EXHIBIT INDEX

Exhibit No.	Description	Incorporated by Reference	
		Form	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended and restated on May 9, 2012	Form 8-K	5/11/2012
3.2	Amended and Restated By-Laws of the Registrant, as amended and restated on November 21, 2012	Form 8-K	11/27/2012
4.1	Specimen copy of certificate for shares of common stock of the Registrant.	Form 10-K	3/30/1998
4.2	Indenture, dated May 8, 2012, by and between Altera Corporation and U.S. Bank National Association, as trustee	Form 8-K	5/8/2012
4.3	First Supplemental Indenture, dated May 8, 2012, by and between Altera Corporation and U.S. Bank National Association, as trustee	Form 8-K	5/8/2012
4.4	Form of Note for Altera Corporation's 1.750% Senior Notes due 2017	Form 8-K	5/8/2012
10.2+	Altera Corporation 1987 Employee Stock Purchase Plan, as amended and restated May 8, 2012	Form 10-Q	7/26/2012
10.3+	Form of Indemnification Agreement entered into with each of the Registrant's officers and directors.	Form 10-Q	7/26/2012
10.9+	Altera Corporation Nonqualified Deferred Compensation Plan, as amended effective November 6, 2008	Form 10-K	2/25/2009
10.10+	Form of Deferred Compensation Agreement	Form 10-K	2/25/2009
10.11*	Wafer Supply Agreement, dated June 26, 1995, by and between the Registrant and Taiwan Semiconductor Manufacturing Co., Ltd.	Form 10-Q	8/14/1995
10.12*	Amendment No. 1, dated as of October 1, 1995, to Wafer Supply Agreement, dated as of June 26, 1995, by and between the Registrant and Taiwan Semiconductor Manufacturing Co., Ltd. and to Option Agreement 1, dated as of June 26, 1995, by and between the Registrant and Taiwan Semiconductor Manufacturing Co., Ltd.	Form 10-K	3/29/1996
10.13	Amendment of Supply Agreement (Related to the Wafer Supply Agreement dated June 26, 1995), dated May 16, 1997 and counter-signed June 1, 1997, by and between the Registrant and Taiwan Semiconductor Manufacturing Co., Ltd.	Form 10-K	3/24/2000
10.14	Consent to Assignment of TSMC Agreements, effective as of July 3, 2004	Form 10-Q	8/10/2004
10.15+	Altera Corporation 1996 Stock Option Plan, as amended effective as of December 18, 2006	Form 10-Q	8/6/2007
10.16+	Form of Stock Option Agreement under 1996 Stock Option Plan	Form 10-K	3/11/2003
10.17+	Form of Executive Officer Stock Option Agreement under 1996 Stock Option Plan	Form 10-Q	11/9/2004
10.18+	1998 Director Stock Option Plan, as amended effective October 2001	Form 10-K	3/8/2002
10.19+	Form of Stock Option Agreement under 1998 Director Stock Option Plan	Form 10-Q	5/14/2001

Exhibit No.	Description	Incorporated by Reference	
		Form	**Filing Date**
10.20+	Altera Corporation 2005 Equity Incentive Plan, as amended and restated May 8, 2012	Form 10-Q	7/26/2012
10.21+	Form of Director Stock Option Agreement under the Altera Corporation 2005 Equity Incentive Plan	Form 10-Q	8/29/2005
10.22+	Form of Employee Stock Option Agreement under the Altera Corporation 2005 Equity Incentive Plan	Form 10-Q	7/26/2012
10.23+	Form of Award Agreement (Restricted Stock Units) under the Altera Corporation 2005 Equity Incentive Plan	Form 8-K	2/2/2006
10.30+	Altera Corporation 2012 Executive Bonus Plan	Form 8-K	2/13/2012
10.31	Distribution Agreement with Arrow Electronics Incorporated, effective January 11, 2011	Form 8-K	1/18/2011
10.32*	Fee-For-Service Letter Agreement with Arrow Electronics Incorporated, dated as of May 22, 2002	Form 10-K	3/11/2005
10.33*	Letter Amendment to Fee-For-Service Letter Agreement with Arrow Electronics Incorporated, dated as of January 3, 2005	Form 10-K	3/11/2005
10.37	Credit Agreement, dated as of August 31, 2007, by and between Registrant, Citicorp USA, Inc. and Bank of America, N.A., and certain Other Lenders	Form 8-K	9/5/2007
10.38+	Avalon Microelectronics Inc. Amended and Restated Stock Option Plan, dated as of December 10, 2010	Form 10-K	2/16/2011
10.39	Credit Agreement, dated as of June 29, 2012, by and among Altera Corporation, the lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer	Form 8-K	7/3/2012
#11.1	Computation of Earnings per Share (included in Note 11 to our consolidated financial statements)		
#21.1	Subsidiaries of the Registrant		
#23.1	Consent of PricewaterhouseCoopers LLP		
#24.1	Power of Attorney (included in this Annual Report on Form 10-K)		
#31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934		
#31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934		
##32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		
##32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		

Exhibit No.	Description	Incorporated by Reference	
		Form	Filing Date
101.INS	XBRL Instance Document		
101.SCH	XBRL Taxonomy Extension Schema Document		
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document		
101.LAB	XBRL Taxonomy Extension Label Linkbase Document		
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document		
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document		

Filed herewith.
Furnished herewith.
* Confidential treatment has been granted for portions of this exhibit.
+ Management contract or compensatory plan or arrangement.

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Altera Corporation
www.altera.com

AR-2012-1.0